Exhibit 99.2
Diversified Energy Company PLC
2024 Interim Report
For the Six Months Ended June 30, 2024
We have prepared our Interim Condensed Consolidated Financial Statements and the notes thereto in accordance with the UK-adopted International Accounting Standard 34,
‘Interim Financial Reporting’ and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. To provide metrics that we believe enhance the comparability of our results to similar companies, throughout this Interim Report, we refer to Alternative Performance Measures (“APMs”), that are intended to be used in addition to, and not as an alternative for the financial information within the Interim Condensed Consolidated Financial Statements, nor as a substitute for IFRS. Within the APMs section in this Interim Report, we define, provide calculations and reconcile each APM to its nearest IFRS measure. These APMs include “adjusted
EBITDA,” “net debt,” “net debt-to-adjusted EBITDA,” total revenue, inclusive of settled hedges,” “adjusted EBITDA margin,” “free cash flow,” “adjusted operating cost per
Mcfe,” and “Employees, administrative costs and professional services.”
Forward-Looking Statements
This Interim Report contains forward-looking statements that can be identified by the following terminology, including the terms “may,” “might,” “will,”
“could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,”
“possible,” or the negative of these terms or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Interim Report and include, but are not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial positions, liquidity, prospects, growth, strategies and the natural gas and oil industry. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.
Forward-looking statements are not guarantees of future performance and the actual results of our operations, financial position and liquidity, and the development of the markets and the industry in which we operate, may differ materially from those described in, or suggested by, the forward-looking statements contained in this Interim Report. In addition, even if the results of operations, financial position and liquidity, and the development of the markets and the industry in which we operate are consistent with the forward-looking statements contained in this Interim Report, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, commodity prices, changes in regulation, currency fluctuations, our ability to recover our reserves, changes in our business strategy, political and economic uncertainty.
Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this Interim Report speak only as of the date of this Interim Report, reflect our current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. Subject to the requirements of the
Prospectus Rules, the Disclosure and Transparency Rules and the Listing Rules or applicable law, we explicitly disclaim any obligation or undertaking publicly to release the result of any revisions to any forward-looking statements in this Interim Report that may occur due to any change in our expectations or to reflect events or circumstances after the date of this Interim Report.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Strategic Review
Strategic Review
Overview of Our Business
Diversified Energy Company PLC (the “Parent” or “Company”) and its wholly owned subsidiaries (together the “Group,” “DEC,” or “Diversified”) is an independent energy company engaged in the production, marketing and transportation of primarily natural gas.
Our proven business model creates sustainable value in today's natural gas market by investing in producing assets, reducing emissions and improving asset integrity while generating significant, hedge-protected cash flows. We Acquire, Optimize, Produce and Transport natural gas, natural gas liquids and oil from existing wells then Retire our wells at the end of their life to optimally steward the resource already developed by others within our industry, reducing the environmental footprint, while sustaining important jobs and tax revenues for many local communities. While most companies in our sector are built to explore and develop new reserves, we fully exploit existing reserves through our focus on safely and efficiently operating existing wells to maximize their productive lives and economic capabilities, which in turn reduces the industry’s footprint on our planet.
Financial & Operating Results
Financial and operating results for the six months ended June 30, 2024 include:
•Net income of $16 million representing a decrease of 98% when compared to net income of $631 million for the same period in 2023. Diluted earnings per share of $0.32, compared to diluted earnings per share of $13.43 for the same period in 2023;
•Total debt of $1,703 million compared to $1,555 million for the same period in 2023;
•Operating expense of $196 million compared to $227 million for the same period in 2023;
•Operating profit of $2 million representing a decrease of 100% when compared to operating profit of $910 million for the same period in 2023;
•Average daily production of 746 MMcfepd representing a decrease of 12% when compared to 852 MMcfepd for the same period in 2023, of which
8% of the decrease is related to the sale of equity interest in DP Lion Equity Holdco in December 2023;
•Realized $78 million in net gains on commodity derivatives settlements, an increase of 43% when compared to $55 million in net gains for the same period in 2023;
•Repurchased 618,547 shares for $8.1 million (£6.4 million) at an average of $13.09 per share (£10.28) compared to 10,000 shares for $0.2 million
(£0.2 million) at an average of $21.30 per share (£17.00) for the same period in 2023;
•On June 6, 2024 we acquired Oaktree’s proportionate interest in the East Texas, Tapstone, Tanos and Indigo transactions for total consideration of
$221 million, which includes $177 million in cash and the issuance of a note payable to Oaktree of $83 million (the “Oaktree Seller’s Note”). As part of this transaction, we assumed Oaktree’s proportionate debt of $133 million associated with the ABS VI Notes;
•Retired 140 DEC wells, including 5 Central Region wells. Further retired 34 third-party wells, including 18 state and federal orphan wells and 16 other third-party operators, for a total of 174 wells retired;
•On May 30, 2024, we issued the ABS VIII Notes, a sustainability-aligned asset-backed securitization for $610 million; and
•PV-10 value of reserves of $3.5 billion and volumes of 4,423,218 MMcfe based on NYMEX strip pricing.
Recent developments subsequent to the six months ended June 30, 2024 include:
•On July 10, 2024 we entered into a conditional agreement to acquire certain upstream assets and related infrastructure in the East Texas area of the Central Region from Crescent Pass Energy (“Crescent Pass”) for an estimated gross purchase price of $106 million before customary purchase price adjustments.
Key Performance Indicators
In assessing our performance, the Directors use key performance indicators (“KPIs”) to track our success against our stated strategy. The Directors assess our KPIs on an annual basis and modify them as needed, taking into account current business developments. The following KPIs focus on corporate and environmental responsibility, consistent cash flow generation underpinned by prudent cost management, low leverage and adequate liquidity to protect the sustainability of the business.
Refer to the APMs section within this Interim Report for information on how these metrics are calculated and reconciled to IFRS measures.

	Six Months Ended
	June 30, 2024	June 30, 2023	December 31, 2023
Net debt-to-pro forma TTM Adjusted EBITDA	2.8x	2.4x	2.3x
Adjusted EBITDA margin	49%	52%	52%
Adjusted operating cost per Mcfe	$1.74	$1.72	$1.80
Net cash provided by operating activities	$161 million	$173 million	$238 million
Actual wells retired:
DEC wells retired(a)	140	100	122
Wells retired by Next LVL	118	87	95
(a)Inclusive of 5, 8 and 13 Central Region wells retired during 1H24, 2H23 and 1H23, respectively.
Our Emissions Intensity, State Asset Retirement Goals and Total Recordable Incident Rate (“TRIR”) are reported on an annual basis. For the years ended December 31, 2023 and 2022, our Emissions Intensity was 0.8 MT CO2e/MMcfe and 1.2 MT CO2e/MMcfe, respectively. For the years ended
December 31, 2023 and 2022, our State Asset Retirement Goal was 80 wells. For the years ended December 31, 2023 and 2022, our TRIR was 1.28 and
0.73, respectively. Refer to our 2023 Annual Report for additional information on Emissions Intensity, State Asset Retirement Goals and TRIR.

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Principal Risks & Uncertainties
The Directors have reconsidered our principal risks and uncertainties and determined that the principal risks and uncertainties published in the Annual
Report for the year ended December 31, 2023 remain appropriate and will continue to be appropriate for the remainder of 2024. The risks and associated risk management processes can be found in our 2023 Annual Report, which is available in the Investor Relations section of our website at
www.div.energy.
The risks referred to and which could have a material impact on performance relate to:
•Corporate Strategy & Acquisition Risk;
•Cybersecurity Risk;
•Health & Safety Risk;
•Regulatory & Political Risk;
•Climate Risk;
•Commodity Price Volatility Risk; and
•Financial Strength & Flexibility Risk.
Going Concern
As described in Note 2 in the Notes to the Interim Condensed Consolidated Financial Statements, the Directors have formed a judgement, at the time of approving the Interim Condensed Consolidated Financial Statements, that there is a reasonable expectation that we are sufficiently well funded to be able to operate as a going concern for at least the next twelve months from the date of approval of the Interim Condensed Consolidated Financial
Statements. In making this judgement, they have considered the impacts of current and severe, but plausible, consequences arising from our identified principal risks and uncertainties to our activities. For this reason, the Directors continue to adopt the going concern basis in preparing the Interim
Condensed Consolidated Financial Statements.
Responsibility Statement
Each of the Directors confirm that, to the best of their knowledge:
•The Interim Condensed Consolidated Financial Statements have been prepared in accordance with UK-adopted International Accounting Standard
34, ‘Interim Financial Reporting’, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by DTR 4.2.4R; and
•The interim report includes a fair review of the information required by:
◦(a) DTR 4.2.7R, being an indication of important events that have occurred during the first six months of the financial year ending December
31, 2024, and their impact on the interim financial statements; and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
◦(b) DTR 4.2.8R, being material related party transactions that have taken place in the first six months of the financial year ending December
31, 2024, and any material changes in the related party transactions described in the 2023 Annual Report.
A list of the current Directors is maintained on our website at www.div.energy.
The maintenance and integrity of the Diversified Energy Company PLC website is the responsibility of the Directors; the work carried out by the Auditors does not involve consideration of these matters and, accordingly, the Auditors accept no responsibility for any changes that may have occurred to the
Interim Condensed Consolidated Financial Statements since they were initially presented on the website.
Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Conclusion
As we move through 2024, we celebrate our achievements so far and eagerly anticipate further progress in the second half of the year. I express my heartfelt gratitude to the Diversified team for their unwavering dedication and hard work. I also appreciate the diligent oversight and guidance provided by the Board. To our shareholders, lenders, and other stakeholders who entrust us with their capital, thank you for your confidence and investment in our vision. Your trust in us to deliver sustainable value and ensure energy security is invaluable. I eagerly await the opportunity to share our full-year results with you.
/s/ David E. Johnson
David E. Johnson
Chairman of the Board
August 15, 2024

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Results of Operations
Please refer to the APMs section within this Interim Report for information on how these metrics are calculated and reconciled to IFRS measures.

	Six Months Ended
	June 30, 2024	June 30, 2023	Change	% Change
Net production
Natural gas (MMcf)	114,409	131,868	(17,459)	(13)%
NGLs (MBbls)	2,829	2,981	(152)	(5)%
Oil (MBbls)	730	738	(8)	(1)%
Total production (MMcfe)	135,763	154,182	(18,419)	(12)%
Average daily production (MMcfepd)	746	852	(106)	(12)%
% Natural gas (Mcfe basis)	84%	86%
Average realized sales price
(excluding impact of derivatives settled in cash)
Natural gas (Mcf)	$1.83	$2.54	$(0.71)	(28)%
NGLs (Bbls)	25.07	22.53	2.54	11%
Oil (Bbls)	76.97	73.57	3.40	5%
Total (Mcfe)	$2.48	$2.96	$(0.48)	(16)%
Average realized sales price
(including impact of derivatives settled in cash)
Natural gas (Mcf)	$2.58	$2.96	$(0.38)	(13)%
NGLs (Bbls)	23.82	23.39	0.43	2%
Oil (Bbls)	70.49	68.44	2.05	3%
Total (Mcfe)	$3.05	$3.31	$(0.26)	(8)%
Revenue (in thousands)
Natural gas	$209,008	$334,588	$(125,580)	(38)%
NGLs	70,935	67,159	3,776	6%
Oil	56,185	54,294	1,891	3%
Total commodity revenue	$336,128	$456,041	$(119,913)	(26)%
Midstream revenue	17,416	16,662	754	5%
Other revenue	15,130	14,602	528	4%
Total revenue	$368,674	$487,305	$(118,631)	(24)%
Gain (loss) on derivative settlements
(in thousands)
Natural gas	$86,035	$55,741	$30,294	54%
NGLs	(3,561)	2,569	(6,130)	(239)%
Oil	(4,725)	(3,785)	(940)	25%
Net gain (loss) on derivative settlements(a)	$77,749	$54,525	$23,224	43%
Total revenue, inclusive of settled hedges	$446,423	$541,830	$(95,407)	(18)%
(a)Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.

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	Six Months Ended
	June 30, 2024	June 30, 2023	Change	% Change
Per Mcfe metrics
Average realized sales price
(including impact of derivatives settled in cash)	$3.05	$3.31	$(0.26)	(8)%
Other revenue	0.24	0.20	0.04	20%
LOE	(0.73)	(0.72)	(0.01)	1%
Midstream operating expense	(0.26)	(0.22)	(0.04)	18%
Employees, administrative costs and professional services	(0.30)	(0.25)	(0.05)	20%
Production taxes	(0.15)	(0.20)	0.05	(25)%
Transportation expense	(0.31)	(0.32)	0.01	(3)%
Proceeds received for leasehold sales	0.05	0.04	0.01	25%
Adjusted EBITDA per Mcfe	$1.59	$1.84	$(0.25)	(14)%
Adjusted EBITDA margin	49%	52%
Other financial metrics (in thousands)
Adjusted EBITDA	$217,787	$282,864	$(65,077)	(23)%
Operating profit (loss)	$2,391	$909,656	$(907,265)	(100)%
Net income (loss)	$15,745	$630,932	$(615,187)	(98)%
Production, Revenue & Hedging
Total revenue in the six months ended June 30, 2024 of $369 million decreased 24% from $487 million reported for the six months ended June 30,
2023, primarily due to a 16% decrease in the average realized sales price, excluding the impact of derivatives settled in cash, and a 12% decrease in sold volumes, which was primarily related to the sale of equity interest in DP Lion Equity Holdco in December 2023 along with normal declines. Including commodity hedge settlement gains of $78 million and $55 million in the six months ended June 30, 2024 and 2023, respectively, total revenue, inclusive of settled hedges decreased by 18% to $446 million in 2024 from $542 million in 2023.
The following table summarizes average commodity prices for the periods presented:

	Six Months Ended
	June 30, 2024	June 30, 2023	$ Change	% Change
Henry Hub (Mcf)	$2.07	$2.76	$(0.69)	(25)%
Mont Belvieu (Bbls)	38.58	34.28	4.30	13%
WTI (Bbls)	78.76	74.96	3.80	5%
Commodity Revenue
The following table reconciles the change in commodity revenue (excluding the impact of hedges settled in cash) for the periods presented by reflecting the effect of changes in volume and in the underlying prices:

(In thousands)	Natural Gas	NGLs	Oil	Total
Commodity revenue for the six months ended June 30, 2023	$334,588	$67,159	$54,294	$456,041
Volume increase (decrease)	(44,346)	(3,425)	(589)	(48,360)
Price increase (decrease)	(81,234)	7,201	2,480	(71,553)
Net increase (decrease)	(125,580)	3,776	1,891	(119,913)
Commodity revenue for the six months ended June 30, 2024	$209,008	$70,935	$56,185	$336,128

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To manage our cash flows in a volatile commodity price environment, we utilize derivative contracts that allow us to fix the per unit sales prices for our production. As of June 30, 2024, approximately 75% of our production was fixed through derivative contracts over the next twelve months. The tables below set forth the commodity hedge impact on commodity revenue, excluding and including cash received for commodity hedge settlements with natural gas on a per Mcf basis, NGLs and oil on a per Bbl basis and Total Commodity on a per Mcfe basis:

(In thousands, except per unit data)	Six Months Ended June 30, 2024
	Natural Gas		NGLs		Oil		Total Commodity
	Revenue	Realized $	Revenue	Realized $	Revenue	Realized $	Revenue	Realized $
Excluding hedge impact	$209,008	$1.83	$70,935	$25.07	$56,185	$76.97	$336,128	$2.48
Commodity hedge impact	86,035	0.75	(3,561)	(1.25)	(4,725)	(6.48)	77,749	0.57
Including hedge impact	$295,043	$2.58	$67,374	$23.82	$51,460	$70.49	$413,877	$3.05

(In thousands, except per unit data)	Six Months Ended June 30, 2023
	Natural Gas		NGLs		Oil		Total Commodity
	Revenue	Realized $	Revenue	Realized $	Revenue	Realized $	Revenue	Realized $
Excluding hedge impact	$334,588	$2.54	$67,159	$22.53	$54,294	$73.57	$456,041	$2.96
Commodity hedge impact	55,741	0.42	2,569	0.86	(3,785)	(5.13)	54,525	0.35
Including hedge impact	$390,329	$2.96	$69,728	$23.39	$50,509	$68.44	$510,566	$3.31
Refer to Note 8 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding derivative financial instruments.
Expenses

(In thousands, except per unit data)	Six Months Ended
					Total Change		Per Mcfe Change
	June 30, 2024	Per Mcfe	June 30, 2023	Per Mcfe	$	%	$	%
LOE(a)	$98,511	$0.73	$111,637	$0.72	$(13,126)	(12)%	$0.01	1%
Production taxes(b)	19,993	0.15	31,307	0.20	(11,314)	(36)%	(0.05)	(25)%
Midstream operating expense(c)	35,563	0.26	34,391	0.22	1,172	3%	0.04	18%
Transportation expense (d)	42,045	0.31	49,964	0.32	(7,919)	(16)%	(0.01)	(3)%
Total operating expense	$196,112	$1.45	$227,299	$1.46	$(31,187)	(14)%	$(0.01)	(1)%
Employees, administrative costs and professional services(e)	40,482	0.30	38,497	0.25	1,985	5%	0.05	20%
Costs associated with acquisitions(f)	3,724	0.03	8,866	0.06	(5,142)	(58)%	(0.03)	(50)%
Other adjusting costs(g)	10,451	0.08	3,376	0.02	7,075	210%	0.06	300%
Non-cash equity compensation(h)	3,669	0.03	4,417	0.03	(748)	(17)%	—	—%
Total operating and G&A expense	$254,438	$1.89	$282,455	$1.82	$(28,017)	(10)%	$0.07	4%
Depreciation, depletion and amortization	119,220	0.88	115,036	0.75	4,184	4%	0.13	17%
Total expenses	$373,658	$2.77	$397,491	$2.57	$(23,833)	(6)%	$0.20	8%
(a)LOE includes costs incurred to maintain producing properties. Such costs include direct and contract labor, repairs and maintenance, water hauling, compression, automobile, insurance, and materials and supplies expenses.
(b)Production taxes include severance and property taxes. Severance taxes are generally paid on produced natural gas, NGLs and oil production at fixed rates established by federal, state, or local taxing authorities. Property taxes are generally based on the taxing jurisdictions’ valuation of our natural gas and oil properties and midstream assets.
(c)Midstream operating expenses are daily costs incurred to operate our owned midstream assets inclusive of employee and benefit expenses.
(d)Transportation expenses are daily costs incurred from third-party systems to gather, process and transport our natural gas, NGLs and oil.
(e)Employees, administrative costs and professional services includes payroll and benefits for our administrative and corporate staff, costs of maintaining administrative and corporate offices, costs of managing our production operations, franchise taxes, public company costs, fees for audit and other professional services and legal compliance.
(f)We generally incur costs related to the integration of acquisitions, which will vary for each acquisition. For acquisitions considered to be a business combination, these costs include transaction costs directly associated with a successful acquisition transaction. These costs also include costs associated with transition service arrangements where we pay the seller of the acquired entity a fee to handle various G&A functions until we have fully integrated the assets onto our systems. In addition, these costs include costs related to integrating IT systems and consulting as well as internal workforce costs directly related to integrating acquisitions into our systems.
(g)Other adjusting costs include items that affect the comparability of results or that are not indicative of trends in the ongoing business. These costs consist of one time projects, contemplated transactions or financing arrangements, contract terminations, deal breakage and/or sourcing costs for acquisitions, and unused firm transportation.
(h)Non-cash equity compensation reflects the expense recognition related to share-based compensation provided to certain key members of the management team.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Strategic Review
Operating Expense
Per unit operating expense decreased due to:
•Lower per unit production taxes that declined 25%, or $0.05 per Mcfe, primarily attributable to a decrease in severance and property taxes as a result of a decrease in unhedged revenue due to lower production and commodity prices; and
•Lower per unit transportation expense that declined 3%, or $0.01 per Mcfe, were primarily related to decreases in commodity price-linked components of third-party midstream rates and costs.
Partially offsetting the per unit decrease was:
•Higher per unit LOE rose 1%, or $0.01 per Mcfe. While total LOE decreased, primarily as a result of changes in variable operating costs due to lower production, the fixed component of LOE, coupled with decreased production, led to a slight per unit increase.
General & Administrative (“G&A”) Expense
G&A expense increased due to:
•Higher other adjusting costs primarily due to costs associated with unused firm transportation, residual costs associated with our listing on the
NYSE and litigation expense; and
•Higher employees, administrative costs and professional services due to investments made in staff and systems and costs related to services required for our listing on two stock exchanges. On a per Mcfe basis, these costs increased 20%, or $0.05 per Mcfe.
Partially offsetting the increase was:
•A decrease in costs associated with acquisitions when compared to the same period of 2023 which was primarily due to lower costs associated with the integration of the Oaktree acquisition, whose assets we already operate and manage, as compared to the integration of the prior year Tanos II acquisition.
Other Expenses
Depreciation, depletion and amortization (“DD&A”) increased due to:
•Higher depletion expense as a result of an increase in our DD&A rate, which was partially offset by a 12% decrease in production over the period.
The increase in our DD&A rate was due to the decrease in our estimated proved reserves relative to our depreciable base driven primarily by changes in commodity prices year-over-year as well as the sale of equity interest in DP Lion Equity Holdco LLC in December 2023;
•Higher depreciation and amortization expense attributable to an increase in the depreciable cost basis of property, plant & equipment primarily resulting from maintenance and fleet capital expenditures.
Derivative Financial Instruments
We recorded the following gain (loss) on derivative financial instruments in the Consolidated Statement of Comprehensive Income for the periods presented:

(In thousands)	Six Months Ended
	June 30, 2024	June 30, 2023	$ Change	% Change
Net gain (loss) on commodity derivatives settlements(a)	$77,749	$54,525	$23,224	43%
Net gain (loss) on interest rate swap(a)	100	(2,824)	2,924	(104)%
Gain (loss) on foreign currency hedges(a)	—	(521)	521	(100)%
Total gain (loss) on settled derivative instruments	$77,849	$51,180	$26,669	52%
Gain (loss) on fair value adjustments of unsettled financial instruments(b)	(80,117)	760,933	(841,050)	(111)%
Total gain (loss) on derivative financial instruments	$(2,268)	$812,113	$(814,381)	(100)%
(a)Represents the cash settlement of hedges that settled during the period.
(b)Represents the change in fair value of financial instruments net of removing the carrying value of hedges that settled during the period.
For the six months ended June 30, 2024, the total loss on derivative financial instruments of $2 million decreased by $814 million compared to a gain of
$812 million in 2023. Adjusting our unsettled derivative contracts to their fair values drove a loss of $80 million in 2024, a decrease of $841 million, as compared to a gain of $761 million in 2023, which is reflective of higher commodity prices on the forward curve.
For the six months ended June 30, 2024, the total cash gain on settled derivative instruments was $78 million, an increase of $27 million when compared to 2023. The gain on settled derivative instruments relates to lower commodity prices than those we secured through our derivative contracts. With consistent reliable cash flows central to our strategy, we routinely hedge at levels that, based on our operating and overhead costs, provide a significant adjusted EBITDA margin even if it means forgoing potential price upside.
Refer to Note 8 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding derivative financial instruments.

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Finance Costs

(In thousands)	Six Months Ended
	June 30, 2024	June 30, 2023	$ Change	% Change
Interest expense, net of capitalized and income amounts(a)	$52,494	$58,768	$(6,274)	(11)%
Amortization of discount and deferred finance costs	8,087	8,968	(881)	(10)%
Total finance costs	$60,581	$67,736	$(7,155)	(11)%
Loss on early retirement of debt(b)	$10,649	$—	$10,649	100%
(a)Includes payments related to borrowings and leases.
(b)In May 2024, we used proceeds from the ABS VIII Notes to repay the outstanding principal of the ABS III & V notes, thereby retiring the ABS III & V notes from our outstanding debt and resulting in a loss on the early retirement of debt of $11 million. Diversified ABS III LLC & Diversified ABS V LLC were concurrently dissolved. The
ABS VIII Notes are secured by the collateral previously securing the ABS III & V notes.
For the six months ended June 30, 2024, interest expense of $52 million decreased $6 million compared to $59 million in 2023, primarily due to lower outstanding balances on our existing ABS structures, as well as lower interest on the credit facility due to a lower average outstanding balance during the six months ended June 30, 2024 as compared to the six months ended June 30, 2023. These decreases were partially offset by interest on the new
ABS Facility Warehouse and Oaktree Sellers Note.
As of June 30, 2024 and 2023, total borrowings were $1,703 million and $1,555 million, respectively. For the period ended June 30, 2024, the weighted average interest rate on our borrowings was 7.22% as compared to 6.19% as of June 30, 2023. This increase primarily resulted from a change in the mix of our financing year-over-year. As of June 30, 2024, 79% of our borrowings were in fixed-rate, hedge-protected, amortizing ABS structures as compared to 82% as of June 30, 2023.
As discussed above, we used proceeds from the ABS VIII Notes to repay the outstanding principal of the ABS III & V notes, which resulted in a loss on early extinguishment of debt of $11 million, which primarily included a $9 million charge for the accelerated amortization of the remaining deferred financing costs and $2 million related to an early payment fee.
Refer to Notes 4 and 12 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding acquisitions and borrowings, respectively.
Taxation
Income tax benefit (expense) is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimate of the annual effective tax rate is subject to variation due to several factors, including variability in forecasted pre-tax book income or loss by jurisdiction, tax credits, and changes in tax laws. Additionally, the effective tax rate can be more or less volatile based on the amount of pre-tax income or loss. For example, the impact of tax credits on our effective tax rate is greater when our pre-tax income or loss is lower.
The estimated average annual tax rate used for the six months ended June 30, 2024 was 119.1%, compared to 23.8% for the six months ended June
30, 2023. For the six months ended June 30, 2024, we reported tax benefit of $98 million, a change of $295 million, compared to an expense of $197 million in 2023, which was a result of the change in the income (loss) before taxation primarily due to the change in the fair value of unsettled derivative financial instruments. The June 30, 2024 effective tax rate was primarily impacted by the recognition of the federal marginal well tax credit available to qualified producers. The federal government provides these credits to encourage companies to continue producing natural gas from lower-volume wells during periods of low prices to maintain the underlying jobs they create and the state and local tax revenues they generate for communities to support schools, social programs, law enforcement and other similar public services. Refer to the following section for additional information regarding period-
over-period changes in income (loss) before taxation. The marginal well credit was not available in 2023 due to higher gas prices in 2022, therefore the effective tax rate was closer to the statutory rate.
The provision for income taxes in the Consolidated Statement of Comprehensive Income is summarized below:

	Six Months Ended
(In thousands)	June 30, 2024	June 30, 2023	$ Change	% Change
Current income tax (benefit) expense
Federal (benefit) expense	$4,568	$1,993	$2,575	129%
State (benefit) expense	4,217	2,128	2,089	98%
Foreign - UK (benefit) expense	—	17	(17)	(100)%
Total current income tax (benefit) expense	$8,785	$4,138	$4,647	112%
Deferred income tax (benefit) expense
Federal (benefit) expense	$(98,109)	$172,067	$(270,176)	(157)%
State (benefit) expense	(8,722)	21,119	(29,841)	(141)%
Foreign - UK (benefit) expense	49	—	49	100%
Total deferred income tax (benefit) expense	$(106,782)	$193,186	$(299,968)	(155)%
Total income tax (benefit) expense	$(97,997)	$197,324	$(295,321)	(150)%

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The effective tax rate is calculated on the face of the Statement of Comprehensive Income by dividing the amount of recorded income tax benefit
(expense) by the income (loss) before taxation as follows:

(In thousands)	Six Months Ended
	June 30, 2024	June 30, 2023	$ Change	% Change
Income (loss) before taxation	$(82,252)	$828,256	$(910,508)	(110)%
Income tax benefit (expense)	97,997	(197,324)	295,321	(150)%
Effective tax rate	119.1%	23.8%
The differences between the statutory U.S. federal income tax rate and the effective tax rates are summarized as follows:

Six Months Ended
(In thousands) June 30, 2024	June 30, 2023
Expected tax at statutory U.S. federal income tax rate	21.0%	21.0%
State income taxes, net of federal tax benefit	2.1%	3.0%
Federal credits	96.9%	—%
Other, net	(0.9)%	(0.2)%
Effective tax rate	119.1%	23.8%
Operating Profit, Net Income, EPS & Adjusted EBITDA

(In thousands, except per unit data)	Six Months Ended
	June 30, 2024	June 30, 2023	$ Change	% Change
Operating profit (loss)	$2,391	$909,656	$(907,265)	(100)%
Net income (loss)	15,745	630,932	(615,187)	(98)%
Adjusted EBITDA	217,787	282,864	(65,077)	(23)%
Earnings (loss) per share - basic	$0.32	$13.61	$(13.29)	(98)%
Earnings (loss) per share - diluted	0.32	13.43	(13.11)	(98)%
For the six months ended June 30, 2024, we reported net income of $16 million and diluted earnings per share of $0.32 compared to net income of
$631 million and EPS of $13.61 in 2023, a decrease of 98% and 98%, respectively. We also reported an operating profit of $2 million compared with an operating profit of $910 million for the six months ended June 30, 2024 and 2023, respectively. This year-over-year decrease in net income was primarily attributable to a decrease of $841 million in the gain (loss) on fair value adjustments of unsettled derivative financial instruments. For the six months ended June 30, 2024, the impact on the fair value of derivative financial instruments was a loss of $80 million in 2024 compared to a gain of
$761 million for the same period in 2023.
Additional adjustments for DD&A, interest, and taxes resulted in adjusted EBITDA of $218 million compared to $283 million in 2023, representing a decrease of 23%. The decrease in this metric is a result of the low commodity price environment experienced during 2024 as well as decreased production from the sale of equity interest in DP Lion Equity Holdco in December 2023 and normal production declines.
Refer to the APMs section within this Interim Report for information on how adjusted EBITDA is calculated and reconciled to IFRS measures.
Liquidity & Capital Resources
Overview
Our principal sources of liquidity are cash generated from operations and available borrowings under our Credit Facility. To minimize interest expense, we use our excess cash flow to reduce borrowings on our Credit Facility and as a result have historically carried little cash on our Consolidated
Statement of Financial Position as evidenced by our $3 million and $4 million in cash and cash equivalents as of June 30, 2024 and December 31, 2023, respectively.
When we acquire assets to grow, we complement our Credit Facility with long-term, fixed-rate, fully-amortizing, asset-backed debt secured by certain natural gas and oil assets that better match the long-life nature of our assets. These structures afford us low borrowing rates and also provide a visible path for reducing leverage as we make scheduled principal payments. For larger value-adding acquisitions, and to ensure we maintain a leverage profile that we believe is appropriate for the type of assets we acquire, we also raise proceeds through secondary equity offerings from time to time.
We monitor our working capital to ensure that the levels remain adequate to operate the business with excess liquidity primarily utilized for the repayment of debt. In addition to working capital management, we have a disciplined approach to managing operating costs and allocating capital resources, ensuring that we are generating returns on our capital investments to support the strategic initiatives in our business operations.
Capital expenditures were $21 million for the six months ended June 30, 2024 compared to $32 million for the six months ended June 30, 2023. This decrease in capital expenditures was primarily driven by the completion of wells in 2023 that were under development at the time of the March 2023
Tanos II acquisition offset by the expansion and processing capabilities at our Black Bear facility in the Central Region during the first half of 2024. We

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expect to meet our capital expenditure needs for the foreseeable future from our operating cash flows and our existing liquidity. Our future capital requirements will depend on several factors, including our growth rate and future acquisitions, among other things.
With respect to our other known current obligations, we believe that our sources of liquidity and capital resources will be sufficient to meet our existing business needs for at least the next 12 months. However, our ability to satisfy our working capital requirements, debt service obligations and planned capital expenditures will depend upon our future operating performance, which will be affected by prevailing economic conditions in the natural gas and oil industry and other financial and business factors, some of which are beyond our control.
Refer to Note 11 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding our current debt obligations.
Liquidity
The table below represents our liquidity position as of the periods presented:

	As of
(In thousands)	June 30, 2024	December 31, 2023
Cash and cash equivalents	$3,483	$3,753
Available borrowings under the Credit Facility(a)	103,088	134,817
Liquidity	$106,571	$138,570
(a)Represents available borrowings under the Credit Facility of $117 million and $146 million less outstanding letters of credit of $14 million and $11 million as of June 30,
2024 and December 31, 2023, respectively.
Debt
Our net debt consisted of the following as of the periods presented:

	As of
(In thousands)	June 30, 2024	December 31, 2023
Credit Facility	268,000	159,000
ABS I Notes	90,847	100,898
ABS II Notes	114,945	125,922
ABS III Notes	—	274,710
ABS IV Notes	88,418	99,951
ABS V Notes	—	290,913
ABS VI Notes(a)	273,805	159,357
ABS VIII Notes	607,740	—
ABS Warehouse Facility	71,000	—
Term Loan I	98,023	106,470
Deferred consideration and miscellaneous(b)	90,717	7,627
Total debt	$1,703,495	$1,324,848
LESS: Cash and cash equivalents	3,483	3,753
LESS: Restricted cash(c)	54,976	36,252
Net debt	$1,645,036	$1,284,843
(a)Includes $133 million for the assumption of Oaktree’s proportionate share of the ABS VI debt as part of the Oaktree transaction as of June 30, 2024. Refer to Note 4 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding the Oaktree transaction.
(b)Includes $83 million in notes payable issued as part of the consideration in the Oaktree transaction as of June 30, 2024. Refer to Note 4 in the Notes to the Interim
Condensed Consolidated Financial Statements for additional information regarding the Oaktree transaction.
(c)Includes $28 million and $3 million in restricted cash attributable to the ABS VIII Notes and ABS Warehouse Facility, respectively, offset by $7 million and $8 million attributable to the retirement of the ABS III Notes and ABS V Notes, respectively.
Refer to Note 12 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding borrowings.
Asset Retirement Obligations
We continue to be proactive and innovative with respect to asset retirement. In 2017, after our LSE IPO, we began to meet with state officials to develop a long-term plan to retire our growing portfolio of long-life wells. Collaborating with the state regulators, we designed our retirement activities to be equitable for all stakeholders with an emphasis on the environment.
During the six months ended June 30, 2024 we accomplished the following:
•Retired 140 Diversified wells, inclusive of the Central Region, an increase of 40% when compared to the same period in 2023, and on track to meet our stated goal to retire 200 wells per year; and

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•Retired 34 outside party wells, including 18 state and federal orphan wells and 16 wells for third-party operators.
Our asset retirement program reflects our solid commitment to a healthy environment and the surrounding communities, and we anticipate continued
investment and innovation in this area. During the second half of 2024, we will continue our work to realize the vertical integration benefits of expanded internal asset retirement capacity to reduce reliance on third-party contractors, reduce outsource risk, improve process quality and responsiveness, and increase control over environmental remediation and costs.
The composition of the provision for asset retirement obligations at the reporting date was as follows for the periods presented:

	Six Months Ended	Year Ended
(In thousands)	June 30, 2024	December 31, 2023
Balance at beginning of period	$506,648	$457,083
Additions(a)	63,770	3,250
Accretion	14,667	26,926
Plugging costs	(3,587)	(5,961)
Divestitures(b)	—	(17,300)
Revisions to estimate(c)	(65,407)	42,650
Balance at end of period	516,091	506,648
LESS: Current asset retirement obligations	5,156	5,402
Non-current asset retirement obligations	$510,935	$501,246
(a)Refer to Note 4 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding acquisitions and divestitures.
(b)Associated with the divestiture of natural gas and oil properties. Refer to Note 4 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information.
(c)As of June 30, 2024, we performed normal revisions to our asset retirement obligations, which resulted in a $65 million decrease in the liability. This decrease was primarily due to a $65 million decrease attributable to the higher discount rate as a result of an increase in bond yield volatility over the first half of the year. As of
December 31, 2023, we performed normal revisions to our asset retirement obligations, which resulted in a $43 million increase in the liability. This increase was comprised of a $28 million increase attributable to the lower discount rate as a result of slightly decreased bond yields as compared to 2022 as inflation began to increase at a lower rate and $16 million in cost revisions based on our asset retirement experiences. Partially offsetting these decreases was a $1 million change attributed to timing.
When discounting the obligation, we apply a contingency allowance for annual inflationary cost increases to our current cost expectations and then discount the resulting cash flows using a credit adjusted risk free discount rate resulting in a net discount rate of 3.7% and 3.4% for the periods indicated, respectively. While the rate is comparatively small to the commonly utilized PV-10 metric in our industry, the impact is significant due to the long-life low-decline nature of our portfolio. Although productive life varies within our well portfolio, presently we expect all of our existing wells to have reached the end of their economic lives and be retired by approximately 2095, consistent with our reserve calculations which were independently evaluated by third-party engineers as of December 31, 2023. The anticipated future cash outflows for our asset retirement obligations on an undiscounted and discounted basis was as set forth in the tables below for the periods presented.
As of June 30, 2024:

(In thousands)	Not Later Than One Year	Later Than One Year and Not Later Than Five Years	Later Than Five Years	Total
Asset retirement obligations (undiscounted)	5,156	22,389	1,930,307	1,957,852
Asset retirement obligations (discounted)	5,156	19,629	491,306	516,091
As of December 31, 2023:

(In thousands)	Not Later Than One Year	Later Than One Year and Not Later Than Five Years	Later Than Five Years	Total
Asset retirement obligations (undiscounted)	5,402	20,365	1,778,876	1,804,643
Asset retirement obligations (discounted)	5,402	17,975	483,271	506,648

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Cash Flows
The components of our cash flows were as follows during the periods presented:

(In thousands)	Six Months Ended
	June 30, 2024	June 30, 2023	$ Change	% Change
Net cash provided by operating activities	$160,810	$172,566	$(11,756)	(7)%
Net cash used in investing activities	(183,648)	(250,017)	66,369	(27)%
Net cash provided by (used in) financing activities	22,568	74,330	(51,762)	(70)%
Net change in cash and cash equivalents	$(270)	$(3,121)	$2,851	(91)%
Net Cash Provided by Operating Activities
For the six months ended June 30, 2024, net cash provided by operating activities of $161 million decreased $12 million, or 7%, when compared to
$173 million in 2023. The change in net cash provided by operating activities was predominantly attributable to the following:
•A change in our working capital position of $73 million, reflecting the impact of the changes in commodity pricing period over period;
•A $65 million decrease in adjusted EBITDA for the six months ended June 30, 2024 when compared to the same period of 2023; and
•A $17 million decrease in hedge modifications year over year.
Commodity pricing is discussed above. Refer to the APMs section for additional information and a reconciliation of adjusted EBITDA to its nearest IFRS measure.
Net Cash Used in Investing Activities
For the six months ended June 30, 2024, net cash used in investing activities of $184 million decreased $66 million, or 27%, from outflows of $250 million in 2023. The change in net cash used in investing activities was primarily attributable to the following:
•A decrease in cash outflows of $51 million for acquisition and divestiture activity resulted in cash outflows associated with acquisitions, net of proceeds from divestitures, of $167 million during the six months ended June 30, 2024, compared to $218 million for the six months ended June
30, 2023. Refer to Note 4 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding acquisitions; and
•An $11 million decrease in capital expenditures that were $21 million for the six months ended June 30, 2024 compared to $32 million for the six months ended June 30, 2023. This decrease in capital expenditures was primarily driven by a decline in development costs year-over-year due to the drilling of five wells acquired in the Tanos II acquisition in 2023.
Net Cash Provided by Financing Activities
For the six months ended June 30, 2024, net cash provided by financing activities of $23 million decreased $52 million, or 70%, as compared to $74 million in 2023. The change in net cash provided by financing activities was primarily attributable to the following:
•Credit Facility activity resulted in net proceeds of $109 million in 2024 versus net proceeds of $209 million in 2023, with much of the decrease in our Credit Facility borrowings being attributable to the proceeds generated by the ABS VIII Notes and ABS Warehouse Facility. These issuances generated net proceeds of $52 million in 2024, as compared to net repayments of $152 million in 2023;
•A decrease of $157 million in proceeds from equity issuances as there were no issuances in 2024;
•A decrease of $29 million in dividends paid in 2024 as compared to 2023;
•An increase of $13 million in restricted cash attributable to the ABS VIII Notes and ABS Warehouse Facility, as compared to a decrease in restricted cash attributable to releases associated with normal amortization of the ABS notes during the first half of 2023; and
•An increase of $9 million in repurchase of shares in 2024 as compared to 2023.
Refer to Notes 9, 10 and 12 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding share capital, dividends and borrowings, respectively.
Off-Balance Sheet Arrangements
We may enter into off-balance sheet arrangements and transactions that give rise to material off-balance sheet obligations. As of June 30, 2024, our material off-balance sheet arrangements and transactions include operating service arrangements of $285 million and $14 million in letters of credit outstanding against our Credit Facility.
There are no other transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect our liquidity or availability of capital resources.

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Contractual Obligations and Contingent Liabilities & Commitments
We have various contractual obligations in the normal course of our operations and financing activities. Significant contractual obligations as of June 30,
2024 were as follows:

(In thousands)	Not Later Than One Year	Later Than One Year and Not Later Than Five Years	Later Than Five Years	Total
Recorded contractual obligations
Trade and other payables	$60,482	$—	$—	$60,482
Borrowings	211,574	890,810	601,111	1,703,495
Leases	13,712	29,309	—	43,021
Asset retirement obligation(a)	5,156	22,389	1,930,307	1,957,852
Other liabilities(b)	122,173	4,491	—	126,664
Off-Balance Sheet contractual obligations
Firm transportation(c)	30,057	67,234	187,696	284,987
Total	$443,154	$1,014,233	$2,719,114	$4,176,501
(a)Represents our asset retirement obligation on an undiscounted basis. On a discounted basis the liability is $516 million as of June 30, 2024 as presented on the
Consolidated Statement of Financial Position.
(b)Represents accrued expenses and net revenue clearing. Excludes taxes payable, asset retirement obligations and revenue to be distributed.
(c)Represents reserved capacity to transport gas from production locations through pipelines to the ultimate sales meters.
We believe that our cash flows from operations and existing liquidity will be sufficient to meet our existing contractual obligations and commitments for the next twelve months. Cash flows from operations were $161 million for the six months ended June 30, 2024, which includes less than a month of contributions from the Oaktree transaction in 2024. As of June 30, 2024, we had current assets of $289 million and available borrowings on our Credit
Facility of $103 million (excluding $14 million in outstanding letters of credit) which could also be used to service our contractual obligations and commitments over the next twelve months.
Litigation & Regulatory Proceedings
From time to time, we may be involved in legal proceedings in the ordinary course of business. We are not currently a party to any material litigation proceedings, the outcome of which, if determined adversely to us, individually or in the aggregate, is reasonably expected to have a material and adverse effect on our business, financial position or results of operations. In addition, we are not aware of any material legal or administrative proceedings contemplated to be brought against us.
We have no other contingent liabilities that would have a material impact on our financial position, results of operations or cash flows.
Environmental Matters
Our operations are subject to environmental regulation in all the jurisdictions in which we operate. We are unable to predict the effect of additional environmental laws and regulations that may be adopted in the future, including whether any such laws or regulations would adversely affect our operations. We can offer no assurance regarding the significance or cost of compliance associated with any such new environmental legislation or regulation once implemented.

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Independent review report to Diversified Energy Company PLC
Report on the condensed consolidated interim financial statements
Our conclusion
We have reviewed Diversified Energy Company PLC’s condensed consolidated interim financial statements (the “interim financial statements”) in the
2024 Interim Report of Diversified Energy Company PLC for the 6 month period ended 30 June 2024 (the “period”).
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and
Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.
The interim financial statements comprise:
•the Condensed Consolidated Statement of Financial Position as at 30 June 2024;
•the Condensed Consolidated Statement of Comprehensive Income for the period then ended;
•the Condensed Consolidated Statement of Cash Flows for the period then ended;
•the Condensed Consolidated Statement of Changes in Equity for the period then ended; and
•the explanatory notes to the interim financial statements.
The interim financial statements included in the 2024 Interim Report of Diversified Energy Company PLC have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the
United Kingdom’s Financial Conduct Authority.
Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information
Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A
review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We have read the other information contained in the 2024 Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.
Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.
Responsibilities for the interim financial statements and the review
Our responsibilities and those of the directors
The 2024 Interim Report, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the 2024 Interim Report in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United
Kingdom’s Financial Conduct Authority. In preparing the 2024 Interim Report, including the interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.
Our responsibility is to express a conclusion on the interim financial statements in the 2024 Interim Report based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants
London
15 August 2024
The notes on pages 19 to 41 are an integral part of the Interim Condensed Consolidated Financial Statements.

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Condensed Consolidated Statement of Comprehensive Income (Unaudited)
(Amounts in thousands, except per share and per unit data)

		Unaudited		Audited
		Six Months Ended		Year Ended
	Notes	June 30, 2024	June 30, 2023	December 31, 2023
Revenue	5	$368,674	$487,305	$868,263
Operating expense	6	(196,112)	(227,299)	(440,562)
Depreciation, depletion and amortization	6	(119,220)	(115,036)	(224,546)
Gross profit		53,342	144,970	203,155
General and administrative expense	6	(58,326)	(55,156)	(119,722)
Allowance for expected credit losses		—	—	(8,478)
Gain (loss) on natural gas and oil property and equipment		7,210	7,729	24,146
Gain (loss) on sale of equity interest	4	—	—	18,440
Unrealized gain (loss) on investment	4	2,433	—	4,610
Gain (loss) on derivative financial instruments	8	(2,268)	812,113	1,080,516
Impairment of proved properties		—	—	(41,616)
Operating profit (loss)		2,391	909,656	1,161,051
Finance costs	12	(60,581)	(67,736)	(134,166)
Accretion of asset retirement obligation	11	(14,667)	(13,991)	(26,926)
Loss on early retirement of debt	12	(10,649)	—	—
Other income (expense)		1,254	327	385
Income (loss) before taxation		(82,252)	828,256	1,000,344
Income tax benefit (expense)	7	97,997	(197,324)	(240,643)
Net income (loss)		15,745	630,932	759,701
Other comprehensive income (loss)		(1,905)	(88)	(270)
Total comprehensive income (loss)		$13,840	$630,844	$759,431

Net income (loss) attributable to owners of the parent
Diversified Energy Company PLC		$15,061	$629,985	$758,018
Non-controlling interest		684	947	1,683
Net income (loss)		$15,745	$630,932	$759,701

Earnings (loss) per share attributable to owners of the parent
Earnings (loss) per share - basic		$0.32	$13.61	$16.07
Earnings (loss) per share - diluted		$0.32	$13.43	$15.95
Weighted average shares outstanding - basic		47,202	46,303	47,165
Weighted average shares outstanding - diluted		47,561	46,892	47,514
The notes on pages 19 to 41 are an integral part of the Interim Condensed Consolidated Financial Statements.

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Condensed Consolidated Statement of Financial Position (Unaudited)
(Amounts in thousands, except per share and per unit data)

		Unaudited	Audited
	Notes	June 30, 2024	December 31, 2023
ASSETS
Non-current assets:
Natural gas and oil properties, net		$2,718,258	$2,490,375
Property, plant and equipment, net		455,083	456,208
Intangible assets		15,664	19,351
Restricted cash	3	36,374	25,057
Derivative financial instruments	8	39,617	24,401
Deferred tax asset		248,868	144,860
Other non-current assets		13,637	9,172
Total non-current assets		3,527,501	3,169,424
Current assets:
Trade receivables, net		180,017	190,207
Cash and cash equivalents		3,483	3,753
Restricted cash	3	18,602	11,195
Derivative financial instruments	8	70,313	87,659
Other current assets		16,547	11,784
Total current assets		288,962	304,598
Total assets		$3,816,463	$3,474,022
EQUITY AND LIABILITIES
Shareholders' equity:
Share capital	9	$12,793	$12,897
Share premium	9	1,208,192	1,208,192
Treasury reserve		(109,322)	(102,470)
Share-based payment and other reserves		15,889	14,442
Retained earnings (accumulated deficit)		(591,624)	(547,255)
Equity attributable to owners of the parent		535,928	585,806
Non-controlling interest		12,370	12,604
Total equity		548,298	598,410
Non-current liabilities:
Asset retirement obligations	11	510,935	501,246
Leases		29,309	20,559
Borrowings	12	1,442,986	1,075,805
Deferred tax liability		10,879	13,654
Derivative financial instruments	8	611,576	623,684
Other non-current liabilities		4,491	2,224
Total non-current liabilities		2,610,176	2,237,172
Current liabilities:
Trade and other payables		60,482	53,490
Taxes payable		42,624	50,226
Leases		13,712	10,563
Borrowings	12	211,574	200,822
Derivative financial instruments	8	99,790	45,836
Other current liabilities		229,807	277,503
Total current liabilities		657,989	638,440
Total liabilities		3,268,165	2,875,612
Total equity and liabilities		$3,816,463	$3,474,022
The Interim Condensed Consolidated Financial Statements were approved and authorized for issue by the Board on August 15, 2024 and were signed on its behalf by:
/s/ D.E. Johnson
David E. Johnson
Chairman of the Board
August 15, 2024
The notes on pages 19 to 41 are an integral part of the Interim Condensed Consolidated Financial Statements.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Condensed Consolidated Statement of Changes in Equity (Unaudited)
(Amounts in thousands, except per share and per unit data)

	Notes	Share Capital	Share Premium	Treasury Reserve	Share-Based Payment and Other Reserves	Retained Earnings (Accumulated Deficit)	Equity Attributable to Owners of the Parent	Non- Controlling Interest	Total Equity
Balance as of January 1, 2024		$12,897	$1,208,192	$(102,470)	$14,442	$(547,255)	$585,806	$12,604	$598,410
Net income (loss)		—	—	—	—	15,061	15,061	684	15,745
Other comprehensive income (loss)		—	—	—	—	(1,905)	(1,905)	—	(1,905)
Total comprehensive income (loss)		—	—	—	—	13,156	13,156	684	13,840
Issuance of share capital (equity compensation)		—	—	—	5,167	(2,558)	2,609	—	2,609
Issuance of EBT shares (equity compensation)	9	—	—	3,824	(3,824)	—	—	—	—
Repurchase of shares (EBT)	9	—	—	(2,582)	—	—	(2,582)	—	(2,582)
Repurchase of shares (share buyback program)	9	(104)	—	(8,094)	104	—	(8,094)	—	(8,094)
Dividends	10	—	—	—	—	(54,967)	(54,967)	—	(54,967)
Distributions to non-controlling interest owners		—	—	—	—	—	—	(918)	(918)
Transactions with shareholders		(104)	—	(6,852)	1,447	(57,525)	(63,034)	(918)	(63,952)
Balance as of June 30, 2024		$12,793	$1,208,192	$(109,322)	$15,889	$(591,624)	$535,928	$12,370	$548,298

Balance as of January 1, 2023		$11,503	$1,052,959	$(100,828)	$17,650	$(1,133,972)	$(152,688)	$14,964	$(137,724)
Net income (loss)		—	—	—	—	629,985	629,985	947	630,932
Other comprehensive income (loss)		—	—	—	—	(88)	(88)	—	(88)
Total comprehensive income (loss)		—	—	—	—	629,897	629,897	947	630,844
Issuance of share capital (equity placement)		1,555	155,233	—	—	—	156,788	—	156,788
Issuance of share capital (equity compensation)		—	—	—	198	(2,005)	(1,807)	—	(1,807)
Issuance of EBT shares (equity compensation)		—	—	8,230	(8,230)	—	—	—	—
Repurchase of shares (share buyback program)		(2)	—	(213)	2	—	(213)	—	(213)
Dividends	10	—	—	—	—	(84,029)	(84,029)	—	(84,029)
Distributions to non-controlling interest owners		—	—	—	—	—	—	(2,861)	(2,861)
Transactions with shareholders		1,553	155,233	8,017	(8,030)	(86,034)	70,739	(2,861)	67,878
Balance as of June 30, 2023		$13,056	$1,208,192	$(92,811)	$9,620	$(590,109)	$547,948	$13,050	$560,998

Balance as of January 1, 2023		$11,503	$1,052,959	$(100,828)	$17,650	$(1,133,972)	$(152,688)	$14,964	$(137,724)
Net income (loss)		—	—	—	—	758,018	758,018	1,683	759,701
Other comprehensive income (loss)		—	—	—	—	(270)	(270)	—	(270)
Total comprehensive income (loss)		—	—	—	—	757,748	757,748	1,683	759,431
Issuance of share capital (equity placement)		1,555	155,233	—	—	—	156,788	—	156,788
Issuance of share capital (equity compensation)		—	—	—	6,037	(2,990)	3,047	—	3,047
Issuance of EBT shares (equity compensation)	9	—	—	9,406	(9,406)	—	—	—	—
Repurchase of shares (share buyback program)	9	(161)	—	(11,048)	161	—	(11,048)	—	(11,048)
Dividends	10	—	—	—	—	(168,041)	(168,041)	—	(168,041)
Distributions to non-controlling interest owners		—	—	—	—	—	—	(4,043)	(4,043)
Transactions with shareholders		1,394	155,233	(1,642)	(3,208)	(171,031)	(19,254)	(4,043)	(23,297)
Balance as of December 31, 2023		$12,897	$1,208,192	$(102,470)	$14,442	$(547,255)	$585,806	$12,604	$598,410
The notes on pages 19 to 41 are an integral part of the Interim Condensed Consolidated Financial Statements.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Condensed Consolidated Statement of Cash Flows (Unaudited)
(Amounts in thousands, except per share and per unit data)

		Unaudited		Audited
		Six Months Ended		Year Ended
	Notes	June 30, 2024	June 30, 2023	December 31, 2023
Cash flows from operating activities:
Net income (loss)		$15,745	$630,932	$759,701
Cash flows from operations reconciliation:
Depreciation, depletion and amortization	6	119,220	115,036	224,546
Accretion of asset retirement obligations	11	14,667	13,991	26,926
Impairment of proved properties		—	—	41,616
Income tax (benefit) expense		(97,997)	197,324	240,643
(Gain) loss on fair value adjustments of unsettled derivative financial instruments	8	80,117	(760,933)	(905,695)
Asset retirement costs	11	(4,300)	(2,077)	(5,961)
(Gain) loss on natural gas and oil properties and equipment	4	(7,210)	(7,729)	(24,146)
(Gain) loss on sale of equity interest	4	—	—	(18,440)
Unrealized (gain) loss on investment	4	(2,433)	—	(4,610)
Finance costs	12	60,581	67,736	134,166
Loss on early retirement of debt		10,649	—	—
Hedge modifications	8	—	17,446	26,686
Non-cash equity compensation		3,669	4,417	6,494
Working capital adjustments:
Change in trade receivables and other current assets		8,247	93,968	104,571
Change in other non-current assets		(2,920)	(259)	1,661
Change in trade and other payables and other current liabilities		(34,443)	(189,636)	(183,530)
Change in other non-current liabilities		125	(5,733)	(6,236)
Cash generated from operations		$163,717	$174,483	$418,392
Cash paid for income taxes		(2,907)	(1,917)	(8,260)
Net cash provided by operating activities		$160,810	$172,566	$410,132
Cash flows from investing activities:
Consideration for asset acquisitions	4	$(176,653)	$(262,329)	$(262,329)
Proceeds from divestitures	4	9,933	44,333	95,749
Expenditures on natural gas and oil properties and equipment		(20,848)	(32,332)	(74,252)
Proceeds on disposals of natural gas and oil properties and equipment		4,470	1,831	4,083
Deferred consideration payments		(550)	(1,520)	(2,620)
Net cash used in investing activities		$(183,648)	$(250,017)	$(239,369)
Cash flows from financing activities:
Repayment of borrowings	12	$(1,076,897)	$(782,990)	$(1,547,912)
Proceeds from borrowings	12	1,238,348	840,230	1,537,230
Penalty on early retirement of debt	12	(1,751)	—	—
Cash paid for interest	12	(47,632)	(60,215)	(116,784)
Debt issuance cost	12	(13,988)	(1,730)	(13,776)
(Increase) decrease in restricted cash		(12,571)	14,200	11,792
Hedge modifications associated with ABS Notes	8,12	—	—	(6,376)
Proceeds from equity issuance, net	9	—	156,788	156,788
Proceeds from lease modifications		8,568	—	—
Principal element of lease payments		(6,411)	(4,957)	(12,169)
Dividends to shareholders	10	(54,967)	(84,029)	(168,041)
Distributions to non-controlling interest owners		(918)	(2,861)	(4,043)
Repurchase of shares by the EBT	9	(2,582)	—	—
Repurchase of shares	9	(6,631)	(106)	(11,048)
Net cash provided by (used in) financing activities		$22,568	$74,330	$(174,339)
Net change in cash and cash equivalents		(270)	(3,121)	(3,576)
Cash and cash equivalents, beginning of period		3,753	7,329	7,329
Cash and cash equivalents, end of period		$3,483	$4,208	$3,753

19

Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except per share and per unit data)

	Page		Page
Note 1 - General Information	19	Note 9 - Share Capital	30
Note 2 - Basis of Preparation	19	Note 10 - Dividends	32
Note 3 - Material Accounting Policies	21	Note 11 - Asset Retirement Obligations	32
Note 4 - Acquisitions and Divestitures	21	Note 12 - Borrowings	34
Note 5 - Revenue	23	Note 13 - Fair Value and Financial Instruments	39
Note 6 - Expenses by Nature	24	Note 14 - Commitments & Contingencies	40
Note 7 - Taxation	25	Note 15 - Related Party Transactions	41
Note 8 - Derivative Financial Instruments	26	Note 16 - Subsequent Events	41
Note 1 - General Information
(Amounts in thousands, except per share and per unit data)
Diversified Energy Company PLC (the “Parent” or “Company”) and its wholly owned subsidiaries (the “Group”) is an independent energy company engaged in the production, transportation and marketing of primarily natural gas related to its synergistic U.S. onshore upstream and midstream assets.
The Group's assets are located within the Central Region and Appalachian Basin of the U.S.
The Company was incorporated on July 31, 2014 in the United Kingdom and is registered in England and Wales under the Companies Act 2006 as a public limited company under company number 09156132. The Group‘s registered office is located at 4th floor Phoenix House, 1 Station Hill, Reading,
Berkshire, RG1 1NB, UK.
In May 2020, the Company’s shares were admitted to trading on the LSE’s Main Market for listed securities under the ticker “DEC.” In December 2023, the Company’s shares were admitted to trading on the New York Stock Exchange (“NYSE”) under the ticker “DEC.” As of June 30, 2024 the principal trading market for the Company’s ordinary shares was the LSE.
Note 2 - Basis of Preparation
(Amounts in thousands, except per share and per unit data)
Basis of Preparation
The Group’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024 (the "Interim Condensed
Consolidated Financial Statements") have been prepared in accordance with the UK-adopted International Accounting Standard 34, ‘Interim Financial
Reporting’ and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.
The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2023, which were prepared in accordance with UK-adopted International Accounting Standards (“IAS”) and International Financial Reporting Standards (“IFRS”) as issued by the
International Accounting Standards Board (“IASB”) and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under those standards. The principal accounting policies set out below have been applied consistently throughout the year and are consistent with prior year unless otherwise stated. The annual financial statements for the year ending December 31, 2024 will be prepared in accordance with UK-
adopted IAS and IFRS as issued by the IASB and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under those standards.
The Group’s Interim Condensed Consolidated Financial Statements are unaudited and do not represent statutory accounts within the meaning of section
434 of the Companies Act 2006. The financial information for the year ended December 31, 2023 is based on the statutory accounts for the year ended
December 31, 2023. Those accounts, upon which the auditors issued an unqualified opinion that did not contain an emphasis of matter, have been delivered to the Registrar of Companies and did not contain statements under section 498(2) or (3) of the Companies Act.
Unless otherwise stated, the Interim Condensed Consolidated Financial Statements are presented in U.S. dollars, which is the Group’s subsidiaries’
functional currency and the currency of the primary economic environment in which the Group operates, and all values are rounded to the nearest thousand dollars except per share and per unit amounts and where otherwise indicated.
Transactions in foreign currencies are translated into U.S. dollars at the rate of exchange on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the date of the Consolidated Statement of Financial Position. Where the
Group’s subsidiary has a different functional currency, their results and financial position are translated into the presentation currency as follows:
•Assets and liabilities in the Consolidated Statement of Financial Position are translated at the closing rate at the date of that Consolidated
Statement of Financial Position;
•Income and expenses in the Consolidated Statement of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
•All resulting exchange differences are reflected within other comprehensive income in the Consolidated Statement of Comprehensive Income.
The Interim Condensed Consolidated Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) held at fair value through profit or loss or through other comprehensive income.

20

Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Segment Reporting
The Group is an independent owner and operator of producing natural gas and oil wells with properties located in the states of Tennessee, Kentucky,
Virginia, West Virginia, Ohio, Pennsylvania, Oklahoma, Texas and Louisiana. The Group’s strategy is to acquire long-life producing assets, efficiently operate those assets to generate free cash flow for shareholders and then to retire assets safely and responsibly at the end of their useful life. The
Group’s assets consist of natural gas and oil wells, pipelines and a network of gathering lines and compression facilities which are complementary to the
Group’s assets.
In accordance with IFRS the Group establishes segments on the basis on which those components of the Group are evaluated regularly by the chief executive officer, the Group’s chief operating decision maker (“CODM”), when deciding how to allocate resources and in assessing performance. When evaluating performance as well as when acquiring and managing assets the CODM does so in a consolidated and complementary fashion to vertically integrate and improve margins. Accordingly, when determining operating segments under IFRS 8, the Group has identified one reportable segment that produces and transports natural gas, NGLs and oil in the U.S.
Going Concern
The Interim Condensed Consolidated Financial Statements have been prepared on the going concern basis of accounting. The Directors closely monitor and carefully manage the Group’s liquidity risk. The Group’s financial outlook is assessed primarily through the annual business planning process, however, it is also carefully monitored on a monthly basis. This process includes regular Board discussions, led by senior leadership, at which the current performance of, and outlook for, the Group are assessed. In assessing the appropriateness of the going concern assumption over the next twelve months, management have stress tested the Group’s most recent financial projections to incorporate a range of potential future outcomes by considering the Group’s principal risks, potential downside pressures on commodity prices, long-term demand and availability of loan facility;
management has also considered cash preservation measures, including reduced capital expenditure and shareholder distributions. This assessment confirmed that the Group has adequate cash and other liquid resources to enable it to meet its obligations as they fall due in order to continue its operations over the twelve months from the issuance date of these Interim Condensed Consolidated Financial Statements. Therefore, the Directors
consider it appropriate to continue to adopt the going concern basis of accounting in preparing these unaudited Interim Condensed Consolidated
Financial Statements.
Prior Period Reclassifications
Reclassifications in the Consolidated Statement of Cash Flows
The Group reclassified certain amounts in it prior year Consolidated Statement of Cash Flows to conform to its current period presentation. These changes in classification do not affect net cash provided by (used in) financing activities previously reported in the Consolidated Statement of Cash
Flows.
The Group reclassified $6,830 in “proceeds on disposals of natural gas and oil properties and equipment” to “proceeds from divestitures” for the six months ended June 30, 2023.
The Group reclassified $1,520 in “contingent consideration payments” to “ deferred consideration payments” for the six months ended June 30, 2023.
The Group reclassified $800 in “principal element of lease payments” to “cash paid for interest” for the six months ended June 30, 2023.
Basis of Consolidation
The Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2024 reflect the following corporate structure of the
Group, and its wholly owned subsidiaries:

Diversified Energy Company PLC (“DEC”) as well as its wholly owned subsidiaries:
›Diversified Gas & Oil Corporation		›DP Lion Equity Holdco LLC	(c)	›Riverside Land LLC	(d)
›Diversified Production LLC		›DP Lion HoldCo LLC	(c)	›Splendid Land LLC	(d)
›Diversified ABS Holdings LLC		›Diversified ABS VIII Holdings LLC		›Next LVL Energy, LLC
›Diversified ABS LLC		›Diversified ABS VIII LLC		›Diversified Midstream LLC
›Diversified ABS Phase II Holdings LLC		›Diversified ABS III Upstream LLC		›Cranberry Pipeline Corporation
›Diversified ABS Phase II LLC		›Diversified ABS V Upstream II LLC		›Coalfield Pipeline Company
›Diversified ABS Phase IV Holdings LLC		›DP Mustang Equity Holdco LLC		›DM Bluebonnet LLC
›Diversified ABS Phase IV LLC		›DP Mustang Holdco LLC		›Black Bear Midstream Holdings LLC
›DP Bluegrass Holdings LLC		›DP RBL Co LLC		›Black Bear Midstream LLC
›DP Bluegrass LLC		›DP Legacy Central LLC		›Black Bear Liquids LLC
›Chesapeake Granite Wash Trust	(a)	›Diversified Energy Marketing LLC		›Black Bear Liquids Marketing LLC
›BlueStone Natural Resources II LLC		›OCM Denali Holdings LLC		›DM Pennsylvania Holdco LLC
›Sooner State Joint ABS Holdings LLC	(b)	›DP Tapstone Energy Holdings LLC		›DGOC Holdings Sub III LLC
›Diversified ABS Phase VI Holdings LLC		›DP Legacy Tapstone LLC		›Diversified Energy Group LLC
›Diversified ABS Phase VI LLC		›Giant Land, LLC	(d)	›Diversified Energy Company LLC
›Diversified ABS VI Upstream LLC		›Link Land LLC	(d)
›Oaktree ABS VI Upstream LLC		›Old Faithful Land LLC	(d)
(a)Diversified Production, LLC holds 50.8% of the issued and outstanding common shares of Chesapeake Granite Wash Trust.
(b)Owned 51.25% by Diversified Production LLC; owned 48.75% by OCM Denali Holdings LLC.
(c)Diversified Production, LLC holds 20% of the issued and outstanding equity of DP Lion Equity Holdco LLC. This entity is not consolidated within the Group’s financial statements as of June 30, 2024. Refer to Note 4 for additional information.
(d)Owned 55% by Diversified Energy Company PLC.

21

Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Note 3 - Material Accounting Policies
(Amounts in thousands, except per share and per unit data)
The preparation of the Interim Condensed Consolidated Financial Statements in compliance with IAS 34 requires management to make estimates and exercise judgment in applying the Group’s accounting policies. In preparing the Interim Condensed Consolidated Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applicable to the Group Financial Statements for the year ended December 31, 2023.
Restricted Cash
Cash held on deposit for bonding purposes is classified as restricted cash and recorded within current and non-current assets. The cash (1) is restricted in use by state governmental agencies to be utilized and drawn upon if the operator should abandon any wells, or (2) is being held as collateral by the
Group’s surety bond providers.
Additionally, the Group is required to maintain certain cash reserves for interest payments related to its asset-backed securitizations discussed in Note
12. These cash reserves approximate six to seven months of interest as well as any associated fees. The Group classifies restricted cash as current or non-current based on the classification of the associated asset or liability to which the restriction relates. The cash reserve is managed and held by an indenture trustee who monitors the cash reserve month to month ensuring the proper quantum is maintained. The trustee is independent, and the conditions of the deposit prevent the Group from accessing it on demand such that it no longer meets the definition of cash and cash equivalents.

	June 30, 2024	December 31, 2023
Cash restricted by asset-backed securitizations	$54,618	$35,870
Other restricted cash	358	382
Total restricted cash	$54,976	$36,252
Classified as:
Current asset	$18,602	$11,195
Non-current asset	36,374	25,057
Total	$54,976	$36,252
New or Amended Accounting Standards - Adopted
The following accounting standards, amendment and interpretations became effective in the current year:
•Classification of Liabilities as Current or Non-Current and Non-Current Liabilities with Covenants: Amendment to IAS 1
The application of these standards and interpretations effective for the first time in the current year has had no significant impact on the amounts reported in the Interim Condensed Consolidated Financial Statements
Note 4 - Acquisitions & Divestitures
(Amounts in thousands, except per share and per unit data)
The assets acquired in all acquisitions include the necessary permits, rights to production, royalties, assignments, contracts and agreements that support the production from wells and operation of pipelines. The Group determines the accounting treatment of acquisitions using IFRS 3.
As part of the Group’s corporate strategy, it actively seeks to acquire assets when they meet the Group’s acquisition criteria of being long-life, low-
decline assets that strategically complement the Group’s existing portfolio.
2024 Acquisitions
Oaktree Capital Management, L.P. (“Oaktree”) Working Interest Asset Acquisition
On June 6, 2024 the Group acquired Oaktree’s proportionate working interest in the East Texas, Tapstone, Tanos and Indigo acquisitions. The Group assessed the acquired assets and determined that this transaction was considered an asset acquisition rather than a business combination. When making this determination, management evaluated IFRS 3 and concluded that the acquired assets did not meet the definition of a business. The Group paid purchase consideration of $220,763, inclusive of transaction costs of $1,166 and customary purchase price adjustments. As part of this transaction, the Group assumed Oaktree’s proportionate debt of $132,576 associated with the ABS VI Notes. The Group funded the purchase through a combination of existing and expanded liquidity and issued approximately $83,348 in notes payable to Oaktree. Refer to Note 12 for additional information regarding the Group’s borrowings. In the period from its acquisition to June 30, 2024 the Oaktree assets increased the Group’s hedged revenue and operating expense by $14,845 and $4,907, respectively.

22

Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
The acquired assets and liabilities were as follows:

Consideration paid
Cash consideration	$176,653
Oaktree Seller's Note	83,348
Elimination of Oaktree liability	(39,238)
Total consideration	$220,763
Net assets acquired
Natural gas and oil properties	$314,714
Asset retirement obligation, asset portion	63,770
Property, plant and equipment	457
Restricted cash	6,153
Derivative financial instruments, net	39,841
Asset retirement obligation, liability portion	(63,770)
Borrowings	(132,576)
Other current liabilities	(7,826)
Net assets acquired	$220,763
2024 Divestitures
During the six months ended June 30, 2024, the Group divested certain non-core undeveloped acreage across its operating footprint for consideration of approximately $9,933. The consideration received exceeded the fair value of the net assets divested resulting in a gain on natural gas and oil properties and equipment of $6,852.
2023 Acquisitions
Tanos Energy Holdings II LLC (“Tanos II”) Asset Acquisition
On March 1, 2023 the Group acquired certain upstream assets and related infrastructure in the Central Region from Tanos II. Given the concentration of assets, this transaction was considered an asset acquisition rather than a business combination. When making this determination management performed an asset concentration test considering the fair value of the acquired assets. The Group paid purchase consideration of $262,329, inclusive of transaction costs of $936 and customary purchase price adjustments. The Group funded the purchase with proceeds from the February 2023 equity raise, cash on hand and existing availability on the Credit Facility for which the borrowing base was upsized concurrent to the closing of the Tanos II transaction. Refer to Notes 9 and 12 for additional information regarding the Group’s share capital and borrowings. In the period from its acquisition to
December 31, 2023, the Tanos II assets increased the Group’s revenue by $45,589.
2023 Divestitures
Sale of Equity Interest in DP Lion Equity HoldCo LLC
In November 2023, the Group formed DP Lion Equity Holdco LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue Class A and
Class B asset-backed securities (collectively “ABS VII”) which are secured by certain upstream producing assets in Appalachia. The Class A and B asset-
backed securities were issued in aggregate principal amounts of $142,000 and $20,000, respectively.
In December 2023, the Group divested 80% of the equity ownership in DP Lion Equity Holdco LLC to outside investors, generating cash proceeds of
$30,000. The Group evaluated the remaining 20% interest in DP Lion Equity Holdco LLC and determined that the governance structure is such that the
Group does not have the ability to exercise control, joint control, or significant influence over the DP Lion Equity Holdco LLC entity. Accordingly, this entity is not consolidated within the Group’s financial statements.
The consideration exceeded the fair value of the Group’s portion of the assets and liabilities divested resulting in a gain on sale of the equity interest of
$18,440. The Group’s remaining investment in the LLC is accounted for as an equity instrument at fair value in accordance with IFRS 9, Financial
Instruments (“IFRS 9”) and was $7,500 at December 31, 2023, which generated an unrealized gain of $4,610.
Other Divestitures
On July 17, 2023, the Group sold undeveloped acreage in Oklahoma, within the Group’s Central Region, for net consideration of approximately $16,060.
The consideration received exceeded the fair value of the net assets divested resulting in a gain on natural gas and oil properties and equipment of
$13,619.
On June 27, 2023, the Group announced the sale of certain non-core, non-operated assets within its Central Region for gross consideration of approximately $37,589. The divested assets were located in Texas and Oklahoma and consisted of non-operated wells and the associated leasehold acreage that was acquired as part of the ConocoPhillips Asset Acquisition, in September 2022. This sale of non-operated and non-core assets aligns with the Group’s application of the Smarter Asset Management strategy and our strategic focus on operated proved developed producing assets.
Additionally, during the year ended December 31, 2023, the Group divested certain other non-core undeveloped acreage across its operating footprint for consideration of approximately $12,100. The consideration received exceeded the fair value of the net assets divested resulting in a gain on natural gas and oil properties and equipment of $10,547.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Subsequent Events
On July 10, 2024 the Group announced it entered into a conditional agreement to acquire certain upstream assets and related infrastructure in the East
Texas area of the Central Region from Crescent Pass Energy (“Crescent Pass”) for an estimated gross purchase price of $106,000 before customary purchase price adjustments. The transaction is expected to be funded through a combination of the issuance of approximately 2,400 new U.S. dollar-
denominated ordinary shares direct to Crescent Pass and a senior secured bank facility supported by the acquired assets, along with existing and expanded liquidity from the Group’s recently increased borrowing capacity on its Credit Facility. Refer to Notes 9 and 12 for additional information regarding share capital and debt.
Note 5 - Revenue
(Amounts in thousands, except per share and per unit data)
The Group extracts and sells natural gas, NGLs and oil to various customers as well as operating a majority of these natural gas and oil wells for customers and other working interest owners. In addition, the Group provides gathering and transportation services as well as asset retirement and other services to third parties. All revenue was generated in the U.S. The following table reconciles the Group's revenue for the periods presented:

	Six Months Ended		Year Ended
	June 30, 2024	June 30, 2023	December 31, 2023
Natural gas	$209,008	$334,588	$557,167
NGLs	70,935	67,159	141,321
Oil	56,185	54,294	103,911
Total commodity revenue	$336,128	$456,041	$802,399
Midstream	17,416	16,662	30,565
Other(a)	15,130	14,602	35,299
Total revenue	$368,674	$487,305	$868,263
(a)For the six months ended June 30, 2024 and 2023 and the year ended December 31, 2023, other includes $7,776, $11,550 and $28,360 in third-party plugging revenue and $7,354, $3,052 and $6,939 in other revenue, respectively.
A significant portion of the Group’s trade receivables represent receivables related to either sales of natural gas, NGLs and oil or operational services, all of which are uncollateralized, and are collected within 30 - 60 days.
During the six months ended June 30, 2024 and 2023 and the year ended December 31, 2023, no customers individually comprised more than 10% of total revenues.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Note 6 - Expenses by Nature
(Amounts in thousands, except per share and per unit data)
The following table provides a detail of the Group's expenses for the periods presented:

	Six Months Ended		Year Ended
	June 30, 2024	June 30, 2023	December 31, 2023
LOE(a)	$98,511	$111,637	$213,078
Production taxes(b)	19,993	31,307	61,474
Midstream operating expense(c)	35,563	34,391	69,792
Transportation expense(d)	42,045	49,964	96,218
Total operating expense	$196,112	$227,299	$440,562
Depreciation and amortization	29,471	27,503	56,453
Depletion	89,749	87,533	168,093
Total depreciation, depletion and amortization	$119,220	$115,036	$224,546
Employees administrative costs and professional services(e)	40,482	38,497	78,659
Costs associated with acquisitions(f)	3,724	8,866	16,775
Other adjusting costs(g)	10,451	3,376	17,794
Non-cash equity compensation(h)	3,669	4,417	6,494
Total G&A	$58,326	$55,156	$119,722
Recurring allowance for credit losses(i)	—	—	8,478
Total expense	$373,658	$397,491	$793,308
Aggregate remuneration (including Directors):
Wages and salaries	$62,662	$61,135	$124,834
Payroll taxes	5,456	5,238	10,163
Benefits	14,778	12,560	31,912
Total employees and benefits expense	$82,896	$78,933	$166,909
(a)LOE includes costs incurred to maintain producing properties. Such costs include direct and contract labor, repairs and maintenance, water hauling, compression, automobile, insurance, and materials and supplies expenses.
(b)Production taxes include severance and property taxes. Severance taxes are generally paid on produced natural gas, NGLs and oil production at fixed rates established by federal, state, or local taxing authorities. Property taxes are generally based on the taxing jurisdictions’ valuation of the Group’s natural gas and oil properties and midstream assets.
(c)Midstream operating expenses are daily costs incurred to operate the Group’s owned midstream assets inclusive of employee and benefit expenses.
(d)Transportation expenses are daily costs incurred from third-party systems to gather, process and transport the Group’s natural gas, NGLs and oil.
(e)Employees, administrative costs and professional services includes payroll and benefits for the Group’s administrative and corporate staff, costs of maintaining administrative and corporate offices, costs of managing the Group’s production operations, franchise taxes, public company costs, fees for audit and other professional services and legal compliance.
(f)The Group generally incurs costs related to the integration of acquisitions, which will vary for each acquisition. For acquisitions considered to be a business combination, these costs include transaction costs directly associated with a successful acquisition transaction. These costs also include costs associated with transition service arrangements where the Group pays the seller of the acquired entity a fee to handle various G&A functions until the Group has fully integrated the assets onto its systems. In addition, these costs include costs related to integrating IT systems and consulting as well as internal workforce costs directly related to integrating acquisitions into the Group’s systems.
(g)Other adjusting costs include items that affect the comparability of results or that are not indicative of trends in the ongoing business. These costs consist of one time projects, contemplated transactions or financing arrangements, contract terminations, deal breakage and/or sourcing costs for acquisitions, and unused firm transportation.
(h)Non-cash equity compensation reflects the expense recognition related to share-based compensation provided to certain key members of the management team.
(i)Allowance for credit losses consists of the recognition and reversal of credit losses.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Note 7 - Taxation
(Amounts in thousands, except per share and per unit data)
The Group files a consolidated U.S. federal tax return, multiple state tax returns, and a separate UK tax return for the Parent entity. The consolidated taxable income includes an allocatable portion of income from the Group’s co-investments with Oaktree and its investment in the Chesapeake Granite
Wash Trust. Income taxes are provided for the tax effects of transactions reported in the Interim Condensed Consolidated Financial Statements and
consist of taxes currently due plus deferred taxes related to differences between the basis of assets and liabilities for financial and income tax reporting.
For the six months ended June 30, 2024 and 2023, income tax expense was recognized based on management’s estimate of the weighted average annual effective tax rate expected for the full financial year. The estimate of the annual effective tax rate is subject to variation due to several factors, including variability in forecasted pre-tax book income or loss by jurisdiction, tax credits, and changes in tax laws. Additionally, the effective tax rate can be more or less volatile based on the amount of pre-tax income or loss. For example, the impact of tax credits on our effective tax rate is greater when our pre-tax income or loss is lower.
The estimated average annual tax rate used for the six months ended June 30, 2024 was 119.1%, compared to 23.8% for the six months ended June
30, 2023. For the six months ended June 30, 2024, we reported tax benefit of $97,997, a change of $295,321, compared to an expense of $197,324 in
2023. The June 30, 2024 effective tax rate was primarily impacted by the recognition of the federal marginal well tax credit available to qualified producers and due to management’s estimate of the annual effective tax rate expected for the full financial year as previously discussed. The federal government provides these credits to encourage companies to continue producing lower-volume wells during periods of low prices to maintain the underlying jobs they create and the state and local tax revenues they generate for communities to support schools, social programmes, law enforcement and other similar public services.
The Group has considered the impact of Pillar Two income taxes and does not expect the global minimum tax rate to impact current tax expense in the current year.
The provision for income taxes in the Consolidated Statement of Comprehensive Income is summarized below:

	Six Months Ended		Year Ended
	June 30, 2024	June 30, 2023	December 31, 2023
Current income tax (benefit) expense
Federal (benefit) expense	$4,568	$1,993	$7,289
State (benefit) expense	4,217	2,128	5,902
Foreign - UK (benefit) expense	—	17	—
Total current income tax (benefit) expense	$8,785	$4,138	$13,191
Deferred income tax (benefit) expense
Federal (benefit) expense	$(98,109)	$172,067	$202,133
State (benefit) expense	(8,722)	21,119	25,460
Foreign - UK (benefit) expense	49	—	(141)
Total deferred income tax (benefit) expense	$(106,782)	$193,186	$227,452
Total income tax (benefit) expense	$(97,997)	$197,324	$240,643
The effective tax rate is calculated on the face of the Statement of Comprehensive Income by dividing the amount of recorded income tax benefit
(expense) by the income (loss) before taxation as follows:

	Six Months Ended		Year Ended
	June 30, 2024	June 30, 2023	December 31, 2023
Income (loss) before taxation	$(82,252)	$828,256	$1,000,344
Income tax benefit (expense)	97,997	(197,324)	(240,643)
Effective tax rate	119.1%	23.8%	24.1%
The differences between the statutory U.S. federal income tax rate and the effective tax rates are summarized as follows:

Six Months Ended			Year Ended
June 30, 2024	June 30, 2023		December 31, 2023
Expected tax at statutory U.S. federal income tax rate	21.0%	21.0%	21.0%
State income taxes, net of federal tax benefit	2.1%	3.0%	3.1%
Federal credits	96.9%	—%	—%
Other, net	(0.9)%	(0.2)%	—%
Effective tax rate	119.1%	23.8%	24.1%

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Note 8 - Derivative Financial Instruments
(Amounts in thousands, except per share and per unit data)
The Group is exposed to volatility in market prices and basis differentials for natural gas, NGLs and oil, which impacts the predictability of its cash flows related to the sale of those commodities. The Group can also have exposure to volatility in interest rate markets, depending on the makeup of its debt structure, which impacts the predictability of its cash flows related to interest payments on the Group’s variable rate debt obligations. These risks are managed by the Group’s use of certain derivative financial instruments. As of June 30, 2024, the Group’s derivative financial instruments consisted of swaps, collars, basis swaps, stand-alone put and call options, and swaptions. A description of these instruments is as follows:

Swaps:	If the Group sells a swap, it receives a fixed price for the contract and pays a floating market price to the counterparty;
Collars:
Arrangements that contain a fixed floor price (purchased put option) and a fixed ceiling price (sold call option) based on an index price which, in aggregate, have no net costs. At the contract settlement date, (1) if the index price is higher than the ceiling price, the
Group pays the counterparty the difference between the index price and ceiling price, (2) if the index price is between the floor and ceiling prices, no payments are due from either party, and (3) if the index price is below the floor price, the Group will receive the difference between the floor price and the index price.
Certain collar arrangements may also include a sold put option with a strike price below the purchased put option. Referred to as a three-way collar, the structure works similar to the above description, except that when the index price settles below the sold put option, the Group pays the counterparty the difference between the index price and sold put option, effectively enhancing realized pricing by the difference between the price of the sold and purchased put option;

Basis swaps:
Arrangements that guarantee a price differential for commodities from a specified delivery point. If the Group sells a basis swap, it receives a payment from the counterparty if the price differential is greater than the stated terms of the contract and pays the counterparty if the price differential is less than the stated terms of the contract;

Put options:
The Group purchases and sells put options in exchange for a premium. If the Group purchases a put option, it receives from the counterparty the excess (if any) of the market price below the strike price of the put option at the time of settlement, but if the market price is above the put’s strike price, no payment is due from either party. If the Group sells a put option, the Group pays the counterparty the excess (if any) of the market price below the strike price of the put option at the time of settlement, but if the market price is above the put’s strike price, no payment is due from either party;

Call options:
The Group purchases and sells call options in exchange for a premium. If the Group purchases a call option, it receives from the counterparty the excess (if any) of the market price over the strike price of the call option at the time of settlement, but if the market price is below the call’s strike price, no payment is due from either party. If the Group sells a call option, it pays the counterparty the excess (if any) of the market price over the strike price of the call option at the time of settlement, but if the market price is below the call’s strike price, no payment is due from either party; and

Swaptions:
If the Group sells a swaption, the counterparty will receive the option to enter into a swap contract at a specified date and receives a fixed price for the contract and pays a floating market price to the counterparty.

The Group may elect to enter into offsetting transactions for the above instruments for the purpose of cancelling or terminating certain positions.
The following tables summarize the Group's calculated net fair value of derivative financial instruments as of the reporting date:

Natural Gas Contracts		Weighted Average Price per Mcfe(a)
	Volume		Sold	Purchased	Sold	Purchased	Basis	Fair Value at
	(MMBtu)	Swaps	Puts	Puts	Calls	Calls	Differential	June 30, 2024
For the remainder of 2024
Swaps	108,861	$3.42	$—	$—	$—	$—	$—	$51,068
Stand-alone calls, net(b)	—	—	—	—	—	—	—	(7,254)
Basis swaps	95,228	—	—	—	—	—	(0.68)	10,808
2025
Swaps	175,398	$3.15	$—	$—	$—	$—	$—	$(67,874)
Two-way collars	3,650	—	—	3.59	3.79	—	—	320
Stand-alone calls, net(b)	2,164	—	—	—	3.62	—	—	(16,680)
Basis swaps	105,478	—	—	—	—	—	(0.77)	(1,359)
2026
Swaps	139,307	$3.19	$—	$—	$—	$—	$—	$(89,444)
Two-way collars	3,650	—	—	—	5.13	3.08	—	(309)
Stand-alone calls, net(b)	12,477	—	—	—	3.59	—	—	(30,375)
Basis swaps	21,071	—	—	—	—	—	(0.53)	(1,056)

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements

Natural Gas Contracts		Weighted Average Price per Mcfe(a)
	Volume		Sold	Purchased	Sold	Purchased	Basis	Fair Value at
	(MMBtu)	Swaps	Puts	Puts	Calls	Calls	Differential	June 30, 2024
2027
Swaps	122,503	$3.22	$—	$—	$—	$—	$—	$(74,898)
Two-way collars	6,409	—	—	3.52	5.87	—	—	910
Stand-alone calls, net(b)	10,950	—	—	—	3.59	—	—	(28,808)
Basis swaps	8,110	—	—	—	—	—	(0.39)	(404)
2028
Swaps	99,245	$2.85	$—	$—	$—	$—	$—	$(83,878)
Two-way collars	10,502	—	—	4.10	6.61	—	—	6,023
Stand-alone calls, net(b)	—	—	—	—	—	—	—	(1,527)
Purchased puts	7,978	—	—	3.08	—	—	—	2,925
Sold puts	7,978	—	3.08	—	—	—	—	(2,925)
Basis swaps	7,557	—	—	—	—	—	(0.39)	(461)
2029
Swaps	36,066	$2.36	$—	$—	$—	$—	$—	$(39,917)
Two-way collars	28,251	—	—	3.72	5.01	—	—	5,728
Purchased puts	30,066	—	—	2.80	—	—	—	9,732
Sold puts	30,066	—	1.85	—	—	—	—	(2,165)
Basis swaps	3,594	—	—	—	—	—	(0.39)	(343)
2030
Swaps	11,726	$2.89	$—	$—	$—	$—	$—	$(7,327)
Two-way collars	30,099	—	—	3.59	4.21	—	—	3,301
Purchased puts	14,492	—	—	2.81	—	—	—	5,146
Sold puts	14,492	—	1.85	—	—	—	—	(1,269)
2031
Swaps	5,909	$3.70	$—	$—	$—	$—	$—	$310
Two-way collars	38,595	—	—	3.59	4.19	—	—	3,817
2032
Swaps	2,824	$3.70	$—	$—	$—	$—	$—	$274
Two-way collars	9,190	—	—	3.59	4.19	—	—	(625)
Swaptions
10/1/2024-9/30/2028(c)	14,610	$2.79	$—	$—	$—	$—	$—	$(11,287)
1/1/2025-12/31/2029(d)	36,520	2.65	—	—	—	—	—	(33,024)
4/1/2026-3/31/2030(e)	82,171	2.46	—	—	—	—	—	(92,714)
4/1/2030-3/31/2032(f)	42,627	2.46	—	—	—	—	—	(43,602)
Total natural gas contracts	1,379,814							$(539,163)
(a)Rates have been converted from Btu to Mcfe using a Btu conversion factor of 1.03.
(b)Future cash settlements for deferred premiums.
(c)Option expires on September 6, 2024.
(d)Option expires on December 23, 2024.
(e)Option expires on March 23, 2026.
(f)Option expires on March 22, 2030.

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NGLs Contracts		Weighted Average Price per Bbl
	Volume		Sold	Fair Value at
	(MBbls)	Swaps	Calls	June 30, 2024
For the Remainder of 2024
Swaps	1,809	$37.24	$—	$(4,634)
Stand-alone calls	460	—	31.29	(2,736)
2025
Swaps	3,347	$33.81	$—	$(10,860)
Stand-alone calls	913	—	30.07	(6,369)
2026
Swaps	3,050	$32.02	$—	$(6,615)
Stand-alone calls	913	—	27.83	(1,862)
2027
Swaps	1,916	$33.21	$—	$(3,820)
2028
Swaps	267	$28.91	$—	$(686)
Total NGLs contracts	12,675			$(37,582)

Oil Contracts		Weighted Average Price per Bbl
	Volume		Purchased	Sold	Fair Value at
	(MBbls)	Swaps	Puts	Calls	June 30, 2024
For the Remainder of 2024
Swaps	372	$64.52	$—	$—	$(5,370)
Two-way collars	156	—	70.00	91.20	66
Sold calls	92	—	—	70.00	(942)
2025
Swaps	739	$61.07	$—	$—	$(8,630)
Sold calls	110	—	—	70.50	(1,015)
2026
Swaps	600	$61.07	$—	$—	$(5,206)
Sold calls	110	—	—	67.50	(1,124)
2027
Swaps	550	$62.34	$—	$—	$(2,795)
Total oil contracts	2,729				$(25,016)

Interest	Principal Hedged		Fair Value at
		Fixed Rate	June 30, 2024
2024
SOFR interest rate swap	$5,520	4.15%	$325

Net fair value of derivative financial instruments as of June 30, 2024			$(601,436)

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Netting the fair values of derivative assets and liabilities for financial reporting purposes is permitted if such assets and liabilities are with the same counterparty and a legal right of set-off exists, subject to a master netting arrangement. The Directors have elected to present derivative assets and liabilities net when these conditions are met. The following table outlines the Group’s net derivatives as of the reporting date as follows:

Derivative Financial Instruments	Consolidated Statement of Financial Position	June 30, 2024	December 31, 2023
Assets:
Non-current assets	Derivative financial instruments	$39,617	$24,401
Current assets	Derivative financial instruments	70,313	87,659
Total assets		$109,930	$112,060
Liabilities:
Non-current liabilities	Derivative financial instruments	$(611,576)	$(623,684)
Current liabilities	Derivative financial instruments	(99,790)	(45,836)
Total liabilities		$(711,366)	$(669,520)
Net assets (liabilities):
Net assets (liabilities) - non-current	Derivative financial instruments	$(571,959)	$(599,283)
Net assets (liabilities) - current	Derivative financial instruments	(29,477)	41,823
Total net assets (liabilities)		$(601,436)	$(557,460)
The Group presents the fair value of derivative contracts on a net basis in the consolidated statement of financial position. The following presents the impact of this presentation to the Group’s recognized assets and liabilities as of the periods indicated:

	As of June 30, 2024
	Presented without Effects of Netting	Effects of Netting	As Presented with Effects of Netting
Non-current assets	$128,365	$(88,748)	$39,617
Current assets	112,331	(42,018)	70,313
Total assets	$240,696	$(130,766)	$109,930
Non-current liabilities	$(700,325)	$88,749	$(611,576)
Current liabilities	(141,807)	42,017	(99,790)
Total liabilities	$(842,132)	$130,766	$(711,366)
Total net assets (liabilities)	$(601,436)	$—	$(601,436)

	As of December 31, 2023
	Presented without Effects of Netting	Effects of Netting	As Presented with Effects of Netting
Non-current assets	$103,008	$(78,607)	$24,401
Current assets	198,806	(111,147)	87,659
Total assets	$301,814	$(189,754)	$112,060
Non-current liabilities	$(678,053)	$54,369	$(623,684)
Current liabilities	(181,221)	135,385	(45,836)
Total liabilities	$(859,274)	$189,754	$(669,520)
Total net assets (liabilities)	$(557,460)	$—	$(557,460)

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
The Group recorded the following gain (loss) on derivative financial instruments in the Consolidated Statement of Comprehensive Income for the periods presented:

	Six Months Ended		Year Ended
	June 30, 2024	June 30, 2023	December 31, 2023
Net gain (loss) on commodity derivatives settlements(a)	$77,749	$54,525	$178,064
Net gain (loss) on interest rate swaps(a)	100	(2,824)	(2,722)
Gain (loss) on foreign currency hedges(a)	—	(521)	(521)
Total gain (loss) on settled derivative instruments	$77,849	$51,180	$174,821
Gain (loss) on fair value adjustments of unsettled financial instruments(b)	(80,117)	760,933	905,695
Total gain (loss) on derivative financial instruments	$(2,268)	$812,113	$1,080,516
(a)Represents the cash settlement of hedges that settled during the period.
(b)Represents the change in fair value of financial instruments net of removing the carrying value of hedges that settled during the period.
All derivatives are defined as Level 2 instruments as they are valued using inputs and outputs other than quoted prices that are observable for the assets and liabilities.
Commodity Derivative Contract Modifications & Extinguishments
From time to time, such as when acquiring producing assets, completing ABS financings or navigating changing price environments, the Group will opportunistically modify, offset, extinguish or add to certain existing hedge positions. Modifications include the volume of production subject to contracts, the swap or strike price of certain derivative contracts and similar elements of the derivative contract. The Group maintains distinct, long-
dated derivative contract portfolios for its ABS financings and Term Loan I. The Group also maintains a separate derivative contract portfolio related to its assets collateralized by the Credit Facility. The derivative contract portfolios for the Group’s ABS financings, Term Loan I and Credit Facility are reflected in the Group’s Statement of Financial Position.
2023 Modifications & Extinguishments
In February 2023, the Group sold puts in ABS III for approximately $9,045 and replaced them with swaps to maintain the appropriate level and composition of derivatives at both the legal entity and full-company level. The Group also monetized an additional $8,401 in net modifications, primarily comprised of swap terminations. As these modifications were made in the normal course of business for the six months ended June 30, 2023, they are presented as an operating activity in the Consolidated Statement of Cash Flows.
In August 2023, the Group monetized an additional $9,240 in purchased puts associated with its ABS hedge books and transitioned the monetized positions into long-dated swap agreements.
In November 2023, the Group adjusted portions of its commodity derivative portfolio across its legal entities to ensure that it maintained the appropriate level and composition at both the legal entity and full-Group level for the completion of the ABS VII financing arrangement. These portfolio adjustments included novations of certain contracts to the legal entities holding the ABS VII Notes. The Group paid $6,376 for these portfolio adjustments. As these modifications were associated with a borrowing transaction, these amounts are presented as a financing activity in the Consolidated Statement of Cash
Flows.
Refer to Note 12 for additional information regarding ABS VII.
Note 9 - Share Capital
(Amounts in thousands, except per share and per unit data)
The Company has one class of common shares which carry the right to one vote at annual general meetings of the Group. As of June 30, 2024, the
Group had no limit on the amount of authorized share capital and all shares in issue were fully paid.
Effective December 5, 2023, the Company executed a 20-for-1 consolidation of its outstanding shares. The Company’s issued share capital was retrospectively adjusted for all reporting periods.
Share capital represents the nominal (par) value of shares (£0.20) that have been issued. Share premium includes any premiums received on issue of share capital above par. Any transaction costs associated with the issuance of shares are deducted from share premium, net of any related income tax benefits. The components of share capital include:
Issuance of Share Capital
During the six months ended June 30, 2024, there were no issuances of share capital.
In February 2023, the Group placed 6,422 new shares at $25.34 per share (£21.00) to raise gross proceeds of $162,757 (approximately £134,866).
Associated costs of the placing were $5,969. The Group used the proceeds to fund the Tanos II transaction, discussed in Note 4.
Treasury Shares
The Group’s holdings in its own equity instruments are classified as treasury shares. The consideration paid, including any directly attributable incremental costs, is deducted from the stockholders’ equity of the Group until the shares are cancelled or reissued. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of treasury shares.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Employee Benefit Trust (“EBT”)
In March 2022, the Group established the EBT for the benefit of the employees of the Group. The Group funds the EBT to facilitate the acquisition of shares. The shares in the EBT are held to satisfy awards and grants under the Group’s 2017 Equity Incentive Plan and the Employee Share Purchase
Plan (the “ESPP”). Shares held in the EBT are accounted for in the same manner as treasury shares and are therefore included in the Consolidated
Financial Statements as Treasury Shares.
During the six months ended June 30, 2024, the EBT reissued 116 shares to settle vested share-based awards and ESPP purchases. During the six months ended June 30, 2024 the EBT purchased 197 shares at an average price per share of $13.10 (approximately £10.41) for a total consideration of
$2,582 (approximately £2,053). As of June 30, 2024, the EBT held 448 shares.
During the six months ended June 30, 2023, the EBT reissued 296 shares to settle vested share-based awards and ESPP purchases. No shares were purchased by the EBT during the six months ended June 30, 2023. As of June 30, 2023, the EBT held 406 shares.
Repurchase of Shares
During the six months ended June 30, 2024, the Group repurchased 619 treasury shares at an average price per share of $13.09 totaling $8,094.
During the six months ended June 30, 2023, the Group repurchased 10 treasury shares at an average price per share of $21.30 totaling $213.
The following tables summarize the Group's share capital, net of customary transaction costs, for the periods presented:

	Number of Shares	Total Share Capital	Total Share Premium
Balance as of January 1, 2024	47,556	$12,897	$1,208,192
Issuance of EBT shares (equity compensation)	116	—	—
Repurchase of shares (EBT)	(197)	—	—
Repurchase of shares (share buyback program)	(619)	(104)	—
Balance as of June 30, 2024	46,856	$12,793	$1,208,192

Balance as of January 1, 2023	41,447	$11,503	$1,052,959
Issuance of share capital (equity placement)	6,422	1,555	155,233
Issuance of EBT shares (equity compensation)	296	—	—
Repurchase of shares (share buyback program)	(10)	(2)	—
Balance as of June 30, 2023	48,155	$13,056	$1,208,192

Balance as of January 1, 2023	41,447	$11,503	$1,052,959
Issuance of share capital (equity placement)	6,422	1,555	155,233
Issuance of EBT shares (equity compensation)	334	—	—
Repurchase of shares (share buyback program)	(647)	(161)	—
Balance as of December 31, 2023	47,556	$12,897	$1,208,192

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Note 10 - Dividends
(Amounts in thousands, except per share and per unit data)
Effective December 5, 2023, the Company executed a 20-for-1 consolidation of its outstanding shares. Prices per share and shares outstanding have been retroactively adjusted for all reporting periods.
The following table summarizes the Group's dividends declared and paid on the dates indicated:

	Dividend per Share		Record Date	Pay Date	Shares Outstanding	Gross Dividends Paid
Date Dividends Declared	USD	GBP
November 15, 2023	$0.875	£0.6844	March 1, 2024	March 28, 2024	47,221	$41,319
April 10, 2024	$0.290	£0.2283	May 24, 2024	June 28, 2024	47,063	13,648
Paid during the six months ended June 30, 2024						$54,967

	Dividend per Share		Record Date	Pay Date	Shares Outstanding	Gross Dividends Paid
Date Dividends Declared	USD	GBP
November 14, 2022	$0.875	£0.7220	March 3, 2023	March 28, 2023	47,869	$41,885
March 21, 2023	$0.875	£0.6860	May 26, 2023	June 30, 2023	48,165	42,144
Paid during the six months ended June 30, 2023						$84,029
May 9, 2023	$0.875	£0.7040	September 1, 2023	September 29, 2023	48,157	$42,137
September 1, 2023	$0.875	£0.6840	December 1, 2023	December 29, 2023	47,857	41,875
Paid during the year ended December 31, 2023						$168,041
On May 9, 2024 the Group proposed a dividend of $0.29 per share. The dividend will be paid on September 26, 2024 to shareholders on the register on
August 30, 2024. This dividend was not required to be approved by shareholders, thereby qualifying it as an “interim” dividend. No liability was recorded in the Interim Condensed Consolidated Financial Statements in respect of this interim dividend as of June 30, 2024.
Dividends are waived on shares held in the EBT.
Subsequent Events
On August 15, 2024 the Directors recommended a dividend of $0.29 per share. The dividend will be paid on December 27, 2024 to shareholders on the register on November 29, 2024. This dividend was not required to be approved by shareholders, thereby qualifying it as an “interim” dividend. No liability has been recorded in the Interim Condensed Consolidated Financial Statements in respect of this dividend as of June 30, 2024.
Note 11 - Asset Retirement Obligations
(Amounts in thousands, except per share and per unit data)
The Group records a liability for the present value of the estimated future decommissioning costs on its natural gas and oil properties. Although productive life varies within the Group’s well portfolio, the Group presently expects all of its existing wells to have reached the end of their economic lives and be retired by approximately 2095, consistent with the Group’s reserve calculations which were independently evaluated by third-party engineers for the year ended December 31, 2023. The Group also records a liability for the future cost of decommissioning its production facilities and pipelines when required by contract, statute, or constructive obligation. During the six months ended June 30, 2024 and year ended December 31,
2023, the Group was not subject to any contractual agreements or statutes that imposed material obligations.
In estimating the present value of future decommissioning costs of natural gas and oil properties, the Group takes into account the number and state jurisdictions of wells, current costs to decommission by state and well type, and the Group’s retirement plan which is based on state requirements and the Group’s retirement capacity over the producing lives of the Group’s well portfolio. The Directors’ assumptions are based on the current economic environment and represent what the Directors believe is a reasonable basis upon which to estimate the future liability. However, actual decommissioning costs will ultimately depend upon future market prices at the time the decommissioning services are performed. Furthermore, the timing of decommissioning will vary depending on when the fields cease production, making the determination dependent upon future natural gas and oil prices, which are inherently uncertain.
The Group applies a contingency allowance for annual inflationary cost increases to its current cost expectations then discounts the resulting cash flows using a credit adjusted risk free discount rate. The inflationary adjustment is a U.S. long-term 10-year rate sourced from consensus economics. When determining the discount rate of the liability, the Group evaluates treasury rates as well as the Bloomberg 15-year U.S. Energy BB and BBB bond index which economically aligns with the underlying long-term and unsecured liability. Based on this evaluation the net discount rate used in the calculation of the decommissioning liability in 2024 and 2023 was 3.7% and 3.4%, respectively.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
The composition of the provision for asset retirement obligations at the reporting date was as follows for the periods presented:

	Six Months Ended	Year Ended
	June 30, 2024	December 31, 2023
Balance at beginning of period	$506,648	$457,083
Additions(a)	63,770	3,250
Accretion	14,667	26,926
Plugging costs	(3,587)	(5,961)
Divestitures(b)	—	(17,300)
Revisions to estimate(c)	(65,407)	42,650
Balance at end of period	$516,091	$506,648
LESS: Current asset retirement obligations	5,156	5,402
Non-current asset retirement obligations	$510,935	$501,246
(a)Refer to Note 4 for additional information regarding acquisitions and divestitures.
(b)Associated with the divestiture of natural gas and oil properties. Refer to Note 4 for additional information.
(c)As of June 30, 2024, the Group performed normal revisions to its asset retirement obligations, which resulted in a $65,407 decrease in the liability. This decrease was primarily due to a $65,407 decrease attributable to a higher discount rate as a result of an increase in bond yield volatility over the first half of the year. As of December
31, 2023, the Group performed normal revisions to its asset retirement obligations, which resulted in a $42,650 increase in the liability. This increase was comprised of a
$27,830 increase attributable to a lower discount rate as a result of slightly decreased bond yields as compared to the previous year as inflation began to increase at a lower rate and a $16,059 increase for cost revisions based on the Group’s recent asset retirement experiences. Partially offsetting this increase was a $1,239 change attributed to retirement timing.
Changes to assumptions for the estimation of the Group’s asset retirement obligations could result in a material change in the carrying value of the liability. A reasonably possible change in assumptions could have the following impact on the Group’s asset retirement obligations as of June 30, 2024:

ARO Sensitivity	Scenario 1(a)	Scenario 2(b)
Discount rate	$(132,932)	$924,398
Timing	32,694	(35,590)
Cost	51,516	(51,516)
(a)Scenario 1 assumes an increase of the BBB 15-year discount rate to approximately 7% (which is one of the highest rates observed since 2020), a 10% increase in cost and a 10% increase in timing by assuming the addition of one plugging rig, which would accelerate retirement plans. All of these scenarios have been either historically observed or are considered reasonably possible.
(b)Scenario 2 assumes a decrease of the BBB 15-year discount rate to approximately 3% (which is one of the lowest rates observed since 2020), a 10% decrease in cost and a 10% decrease in timing by assuming the loss of one plugging rig, which would delay retirement plans. All of these scenarios have been either historically observed or are considered reasonably possible.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Note 12 - Borrowings
(Amounts in thousands, except per share and per unit data)
The Group’s borrowings consisted of the following amounts as of the reporting date as follows:

	June 30, 2024	December 31, 2023
Credit Facility (interest rate of 8.92% and 8.66%, respectively)(a)	$268,000	$159,000
ABS I Notes (interest rate of 5.00%)	90,847	100,898
ABS II Notes (interest rate of 5.25%)	114,945	125,922
ABS III Notes (interest rate of 4.875%)	—	274,710
ABS IV Notes (interest rate of 4.95%)	88,418	99,951
ABS V Notes (interest rate of 5.78%)	—	290,913
ABS VI Notes (interest rate of 7.50%)(b)	273,805	159,357
ABS VIII Notes (interest rate of 7.28%)	607,740	—
ABS Warehouse Facility (interest rate of 8.07%)(a)	71,000	—
Term Loan I (interest rate of 6.50%)	98,023	106,470
Deferred consideration and miscellaneous(c)	90,717	7,627
Total borrowings	$1,703,495	$1,324,848
Less: Current portion of long-term debt	(211,574)	(200,822)
Less: Deferred financing costs	(39,267)	(41,123)
Less: Original issue discounts	(9,668)	(7,098)
Total non-current borrowings, net	$1,442,986	$1,075,805
(a)Represents the variable interest rate as of period end.
(b)Includes $132,576 for the assumption of Oaktree’s proportionate share of the ABS VI debt as part of the Oaktree transaction as of June 30, 2024. Refer to Note 4 for additional information regarding the Oaktree transaction.
(c)Includes $83,348 in notes payable issued as part of the consideration in the Oaktree transaction as of June 30, 2024. Refer to Note 4 for additional information regarding the Oaktree transaction.
Credit Facility
The Group maintains a revolving loan facility (the “Credit Facility”) with a lending syndicate, the borrowing base for which is redetermined on a semi-
annual, or as needed, basis. The Group’s wholly owned subsidiary, DP RBL Co LLC, is the borrower under the Credit Facility. The borrowing base is primarily a function of the value of the natural gas and oil properties that collateralize the lending arrangement and will fluctuate with changes in collateral, which may occur as a result of acquisitions or through the establishment of ABS, term loan or other lending structures that result in changes to the collateral base.
In August 2022, the Group amended and restated the credit agreement governing its Credit Facility. The amendment enhanced the alignment with the
Group’s stated sustainability initiatives by including sustainability performance targets (“SPTs”) similar to those included in the ABS VI & VIII notes and extended the maturity of the Credit Facility to August 2026. In June 2024, the borrowing base was upsized to $385,000 to reflect the movement of collateral following the closing of the Oaktree transaction. Refer to Note 4 for additional information regarding the Oaktree transaction.
The Credit Facility has an interest rate of SOFR plus an additional spread that ranges from 2.75% to 3.75% based on utilization. Interest payments on the Credit Facility are paid on a quarterly basis. Available borrowings under the Credit Facility were $103,088 as of June 30, 2024 which considers the impact of $13,912 in letters of credit issued to certain vendors.
The Credit Facility contains certain customary representations and warranties and affirmative and negative covenants, including covenants relating to:
maintenance of books and records; financial reporting and notification; compliance with laws; maintenance of properties and insurance; and limitations on incurrence of indebtedness, liens, fundamental changes, international operations, asset sales, making certain debt payments and amendments, restrictive agreements, investments, restricted payments and hedging. The restricted payment provision governs the Group’s ability to make discretionary payments such as dividends, share repurchases, or other discretionary payments. DP RBL Co LLC must comply with the following restricted payments test in order to make discretionary payments (i) leverage is less than 1.5x and borrowing base availability is >25%, or (ii) leverage is between
1.5x and 2.0x, free cash flow must be positive and borrowing base availability must be >20%, and (iii) when leverage exceeds 2.0x for DP RBL Co LLC, restricted payments are prohibited.
Additional covenants require DP RBL Co LLC to maintain a ratio of total debt to EBITDAX of not more than 3.25 to 1.00 and a ratio of current assets
(with certain adjustments) to current liabilities of not less than 1.00 to 1.00 as of the last day of each fiscal quarter. The fair value of the Credit Facility approximates the carrying value as of June 30, 2024.
As of June 30, 2024, the Group was in compliance with all covenants for the Credit Facility.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Term Loan I
In May 2020, the Group acquired DP Bluegrass LLC (“Bluegrass”), a limited-purpose, bankruptcy-remote, wholly owned subsidiary, to enter into a securitized financing agreement for $160,000, which was structured as a secured term loan. The Group issued the Term Loan I at a 1% discount and used the proceeds of $158,400 to fund the Carbon and EQT acquisitions. The Term Loan I is secured by certain producing assets acquired in connection with the Carbon and EQT acquisitions.
The Term Loan I accrues interest at a stated 6.50% annual rate and has a maturity date of May 2030. Interest and principal payments on the Term
Loan I are payable on a monthly basis. During the six months ended June 30, 2024 and 2023 and the year ended December 31, 2023, the Group incurred $3,398, $3,911 and $7,573 in interest related to the Term Loan I, respectively. The fair value of the Term Loan I was approximately $93,152 as of June 30, 2024.
ABS I Notes
In November 2019, the Group formed Diversified ABS LLC (“ABS I”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue BBB-
rated asset-backed securities for an aggregate principal amount of $200,000 at par. The ABS I Notes are secured by certain of the Group’s upstream producing Appalachian assets. Natural gas production associated with these assets was hedged at 85% at the close of the agreement with long-term derivative contracts.
Interest and principal payments on the ABS I Notes are payable on a monthly basis. During the six months ended June 30, 2024 and 2023 and the year ended December 31, 2023, the Group incurred $2,419, $2,993 and $5,660 of interest related to the ABS I Notes, respectively. The legal final maturity date is January 2037 with an amortizing maturity of December 2029. The ABS I Notes accrue interest at a stated 5% rate per annum. The fair value of the ABS I Notes was approximately $86,852 as of June 30, 2024.
In the event that ABS I has cash flow in excess of the required payments, ABS I is required to pay between 50% to 100% of the excess cash flow, contingent on certain performance metrics, as additional principal, with the remaining excess cash flow, if any, remaining with the Group. In particular,
(a) with respect to any payment date prior to March 1, 2030, (i) if the debt service coverage ratio (the “DSCR”) as of such payment date is greater than or equal to 1.25 to 1.00, then 25%, (ii) if the DSCR as of such payment date is less than 1.25 to 1.00 but greater than or equal to 1.15 to 1.00, then
50%, and (iii) if the DSCR as of such payment date is less than 1.15 to 1.00, the production tracking rate for ABS I is less than 80%, or the loan to value ratio is greater than 85%, then 100%, and (b) with respect to any payment date on or after March 1, 2030, 100%. During the six months ended
June 30, 2024, the Group made $1,536 in excess cash flow payments on the ABS I Notes.
ABS II Notes
In April 2020, the Group formed Diversified ABS Phase II LLC (“ABS II”), a limited-purpose, bankruptcy-remote, wholly owned subsidiary, to issue BBB-
rated asset-backed securities in an aggregate principal amount of $200,000. The ABS II Notes were issued at a 2.775% discount. The Group used the proceeds of $183,617, net of discount, capital reserve requirement, and debt issuance costs, to pay down its Credit Facility. The ABS II Notes are secured by certain of the Group’s upstream producing Appalachian assets. Natural gas production associated with these assets was hedged at 85% at the close of the agreement with long-term derivative contracts.
The ABS II Notes accrue interest at a stated 5.25% rate per annum and have a maturity date of July 2037 with an amortizing maturity of September
2028. Interest and principal payments on the ABS II Notes are payable on a monthly basis. During the six months ended June 30, 2024 and 2023 and the year ended December 31, 2023, the Group incurred $3,557, $4,174 and $8,040 in interest related to the ABS II Notes, respectively. The fair value of the ABS II Notes was approximately $108,782 as of June 30, 2024.
In the event that ABS II has cash flow in excess of the required payments, ABS II is required to pay between 50% to 100% of the excess cash flow, contingent on certain performance metrics, as additional principal, with the remaining excess cash flow, if any, remaining with the Group. In particular,
(a) (i) if the DSCR as of any payment date is less than 1.15 to 1.00, then 100%, (ii) if the DSCR as of such payment date is greater than or equal to
1.15 to 1.00 and less than 1.25 to 1.00, then 50%, or (iii) if the DSCR as of such payment date is greater than or equal to 1.25 to 1.00, then 0%; (b) if the production tracking rate for ABS II is less than 80%, then 100%, else 0%; (c) if the loan-to-value ratio (“LTV”) as of such payment date is greater than 65%, then 100%, else 0%; (d) with respect to any payment date after July 1, 2024 and prior to July 1, 2025, if LTV is greater than 40% and ABS
II has executed hedging agreements for a minimum period of 30 months starting July 2026 covering production volumes of at least 85% but no more than 95% (the “Extended Hedging Condition”), then 50%, else 0%; (e) with respect to any payment date after July 1, 2025 and prior to October 1,
2025, if LTV is greater than 40% or ABS II has not satisfied the Extended Hedging Condition, then 50%, else 0%; and (f) with respect to any payment date after October 1, 2025, if LTV is greater than 40% or ABS II has not satisfied the Extended Hedging Condition, then 100%, else 0%. During the six months ended June 30, 2024, the Group made no excess cash flow payments on the ABS II Notes.
ABS III Notes
In February 2022, the Group formed Diversified ABS III LLC (“ABS III”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue BBB rated asset-backed securities in an aggregate principal amount of $365,000 at par. The ABS III Notes were secured by certain of the Group’s upstream producing, as well as certain midstream, Appalachian assets.
The ABS III Notes accrued interest at a stated 4.875% rate per annum and had a final maturity date of April 2039 with an amortizing maturity of
November 2030. Interest and principal payments on the ABS III Notes were payable on a monthly basis. During the six months ended June 30, 2024 and 2023 and the year ended December 31, 2023, the Group incurred $5,507, $7,509 and $14,515 in interest related to the ABS III Notes, respectively.
In the event that ABS III had cash flow in excess of the required payments, ABS III was required to pay between 50% to 100% of the excess cash flow, contingent on certain performance metrics, as additional principal, with the remaining excess cash flow, if any, remaining with the Group. In particular,
(a) (i) if the DSCR as of any payment date was greater than or equal to 1.25 to 1.00, then 0%, (ii) if the DSCR as of such payment date was less than
1.25 to 1.00 but greater than or equal to 1.15 to 1.00, then 50%, and (iii) if the DSCR as of such Payment Date was less than 1.15 to 1.00, then 100%;
(b) if the production tracking rate for ABS III (as described in the ABS III Indenture) was less than 80%, then 100%, else 0%; and (c) if the LTV for
ABS III was greater than 65%, then 100%, else 0%. During the six months ended June 30, 2024, the Group made no excess cash flow payments on the ABS III Notes.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
In May 2024, the Group used proceeds from the ABS VIII Notes to repay the outstanding principal of the ABS III & V notes, thereby retiring the ABS III
& V notes from the Group’s outstanding debt and resulting in a loss on the early retirement of debt of $10,649. Diversified ABS III LLC & Diversified ABS
V LLC were concurrently dissolved. The ABS VIII Notes are secured by the collateral previously securing the ABS III & V notes.
ABS IV Notes
In February 2022, the Group formed Diversified ABS Phase IV LLC (“ABS IV”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue
BBB rated asset-backed securities in an aggregate principal amount of $160,000 at par. The ABS IV Notes are secured by a portion of the upstream producing assets acquired in connection with the Blackbeard Acquisition.
The ABS IV Notes accrue interest at a stated 4.95% rate per annum and have a final maturity date of February 2037 with an amortizing maturity of
September 2030. Interest and principal payments on the ABS IV Notes are payable on a monthly basis. During the six months ended June 30, 2024 and
2023 and the year ended December 31, 2023, the Group incurred $2,342, $3,033 and $5,703 in interest related to the ABS IV Notes, respectively. The fair value of the ABS IV Notes was approximately $81,522 as of June 30, 2024.
In the event that ABS IV has cash flow in excess of the required payments, ABS IV is required to pay between 50% to 100% of the excess cash flow, contingent on certain performance metrics, as additional principal, with the remaining excess cash flow, if any, remaining with the Group. In particular,
(a) (i) if the DSCR as of any payment date is greater than or equal to 1.25 to 1.00, then 0%, (ii) if the DSCR as of such payment date is less than 1.25 to 1.00 but greater than or equal to 1.15 to 1.00, then 50%, and (iii) if the DSCR as of such payment date is less than 1.15 to 1.00, then 100%; (b) if the production tracking rate for ABS IV is less than 80%, then 100%, else 0%; and (c) if the LTV for ABS IV is greater than 65%, then 100%, else 0%.
During the six months ended June 30, 2024, the Group made no excess cash flow payments on the ABS IV Notes.
ABS V Notes
In May 2022, the Group formed Diversified ABS V LLC (“ABS V”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue BBB rated asset-backed securities in an aggregate principal amount of $445,000 at par. The ABS V Notes were secured by a majority of the Group’s remaining upstream assets in Appalachia that were not securitized by previous ABS transactions.
The ABS V Notes accrued interest at a stated 5.78% rate per annum and had a final maturity date of May 2039 with an amortizing maturity of
December 2030. Interest and principal payments on the ABS V Notes were payable on a monthly basis. During the six months ended June 30, 2024 and
2023 and the year ended December 31, 2023, the Group incurred $6,792, $10,273 and $19,332 in interest related to the ABS V Notes, respectively.
Based on whether certain performance metrics were achieved, ABS V was required to apply 50% to 100% of any excess cash flow to make additional principal payments. In particular, (a) (i) if the DSCR as of any payment date was greater than or equal to 1.25 to 1.00, then 0%, (ii) if the DSCR as of such payment date was less than 1.25 to 1.00 but greater than or equal to 1.15 to 1.00, then 50%, and (iii) if the DSCR as of such payment date was less than 1.15 to 1.00, then 100%; (b) if the production tracking rate for ABS V was less than 80%, then 100%, else 0%; and (c) if the LTV for ABS V was greater than 65%, then 100%, else 0%. During the six months ended June 30, 2024, the Group made no excess cash flow payments on the ABS V
Notes.
In May 2024, the Group used proceeds from the ABS VIII Notes to repay the outstanding principal of the ABS III & V notes, thereby retiring the ABS III
& V notes from the Group’s outstanding debt and resulting in a loss on the early retirement of debt of $10,649. Diversified ABS III LLC & Diversified ABS
V LLC were concurrently dissolved. The ABS VIII Notes are secured by the collateral previously securing the ABS III & V notes.
ABS VI Notes
In October 2022, the Group formed Diversified ABS Phase VI LLC (“ABS VI”), a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue, jointly with Oaktree, BBB+ rated asset-backed securities in an aggregate principal amount of $460,000 ($235,750 to the Group, before fees, representative of its 51.25% ownership interest in the collateral assets). The ABS VI Notes were issued at a 2.63% discount and are secured primarily by the upstream assets that were jointly acquired with Oaktree in the 2021 Tapstone acquisition. The Group recorded its proportionate share of the note in its Consolidated Statement of Financial Position. In June 2024, the Group assumed Oaktree’s proportionate debt of $132,576 associated with the ABS
VI Notes as part of the Oaktree transaction. Refer to Note 4 for additional information regarding the Oaktree transaction.
The ABS VI Notes accrue interest at a stated 7.50% rate per annum and have a final maturity date of November 2039 with an amortizing maturity of
October 2031. Interest and principal payments on the ABS VI Notes are payable on a monthly basis. During the six months ended June 30, 2024 and
2023 and the year ended December 31, 2023, the Group incurred $7,170, $8,257 and $15,433 in interest related to the ABS VI Notes, respectively. The fair value of the ABS VI Notes was approximately $270,740 as of June 30, 2024.
Based on whether certain performance metrics are achieved, ABS VI is required to apply 50% to 100% of any excess cash flow to make additional principal payments. In particular, (a) (i) If the DSCR as of the applicable payment date is less than 1.15 to 1.00, then 100%, (ii) if the DSCR as of such payment date is greater than or equal to 1.15 to 1.00 and less than 1.25 to 1.00, then 50%, or (iii) if the DSCR as of such payment date is greater than or equal to 1.25 to 1.00, then 0%; (b) if the production tracking rate for ABS VI is less than 80%, then 100%, else 0%; and (c) if the LTV for ABS VI is greater than 75%, then 100%, else 0%. During the six months ended June 30, 2024, the Group made no excess cash flow payments on the ABS VI
Notes.
ABS VII Notes
In November 2023, the Group formed DP Lion Holdco LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue Class A and Class B asset-backed securities (collectively “ABS VII”) which are secured by certain upstream producing assets in Appalachia. The ABS VII Class A Notes are rated BBB+ and were issued for an aggregate principal amount of $142,000. The ABS VII Class B Notes are rated BB- and were issued for an aggregate principal amount of $20,000.
The ABS VII Class A Notes accrue interest at a stated 8.243% rate per annum and have a final maturity date of November 2043 with an amortizing maturity of February 2034. The ABS VII Class B Notes accrue interest at a stated 12.725% rate per annum and have a final maturity date of November
2043 with an amortizing maturity of August 2032. Interest and principal payments on the ABS VII Class A and Class B notes are payable on a monthly basis.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
In December 2023, the Group divested 80% of the equity ownership in DP Lion Holdco LLC to outside investors, generating cash proceeds of $30,000.
The Group evaluated the remaining 20% interest in DP Lion Holdco LLC and determined that the governance structure is such that the Group does not have the ability to exercise control, joint control, or significant influence over the DP Lion Holdco LLC entity. Accordingly, this entity is not consolidated within the Group’s financial statements for the six months ended June 30, 2024. The Group’s remaining investment in the LLC of $7,500 was accounted for at fair value in accordance with IFRS 9, Financial Instruments (“IFRS 9”).
Refer to Note 4 for additional information regarding the DP Lion Equity Holdco LLC equity sale.
ABS VIII Notes
In May 2024, the Group formed Diversified ABS VIII LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary, to issue Class A-1 and Class
A-2 asset-backed securities (collectively “ABS VIII”). The ABS VIII Class A-1 Notes are rated A and were issued for an aggregate principal amount of
$400,000. The ABS VIII Class A-2 Notes are rated BBB+ and were issued for an aggregate principal amount of $210,000. The Group used the proceeds to repay the outstanding principal of the ABS III & V notes, thereby retiring the ABS III & V notes from the Group’s outstanding debt. Diversified ABS III
LLC & Diversified ABS V LLC were concurrently dissolved. The ABS VIII Notes are secured by the collateral previously securing the ABS III & V notes which includes certain of the Group’s upstream producing, as well as certain midstream, Appalachian assets and the remaining upstream assets in
Appalachia that were not securitized by previous ABS transactions.
The ABS VIII Class A-1 Notes accrue interest at a stated 7.076% rate per annum and have a final maturity date of May 2044 with an amortizing maturity of March 2033. The Class A-2 Notes accrue interest at a stated 7.670% rate per annum and have a final maturity date of May 2044 with an amortizing maturity of March 2033. Interest and principal payments on the ABS VIII Class A-1 and Class A-2 notes are payable on a monthly basis.
During the six months ended June 30, 2024, the Group incurred $3,948 in interest related to the ABS VIII Notes. The fair value of the ABS VIII Notes was approximately $617,579 as of June 30, 2024.
Based on whether certain performance metrics are achieved, ABS VIII is required to apply 25% to 100% of any excess cash flow to make additional principal payments. In particular, (a) (i) If the DSCR as of the applicable payment date is less than 1.45 to 1.00, then 100%, (ii) if the DSCR as of such payment date is greater than or equal to 1.45 to 1.00 and less than 1.50 to 1.00, then 50%, or (iii) if the DSCR as of such payment date is greater than or equal to 1.50 to 1.00, then 25%; (b) if the production tracking rate for ABS VIII is less than 80%, then 100%, else 25%; or (c) if the LTV for ABS
VIII is greater than 75%, then 100%, else 25%. During the six months ended June 30, 2024, the Group made no excess cash flow payments on the
ABS VIII Notes.
ABS Facility Warehouse
In June 2024, the Group formed DP Mustang Holdco LLC, a limited-purpose, bankruptcy-remote, wholly-owned subsidiary (the “ABS Warehouse”), to close on a bridge loan facility (the “ABS Warehouse Facility”). The initial draw on the ABS Warehouse Facility was $71,000, including $66,343 in net proceeds, $3,060 in restricted cash interest reserve and $1,597 in debt issuance costs. The ABS Warehouse Facility is secured by certain producing assets previously collateralizing the Credit Facility.
The ABS Warehouse Facility has an interest rate of SOFR plus an additional 3.75% and has a legal final maturity date of May 2029. Interest and principal payments on the ABS Warehouse Facility are payable on a monthly basis. The fair value of the ABS Warehouse Facility approximates the carrying value as of June 30, 2024.
Oaktree Seller’s Note
In June 2024 the Group funded the purchase price of the Oaktree transaction, in part, with deferred consideration in the form of an unsecured seller’s note from Oaktree (the “Oaktree Seller’s Note”). The Group issued $83,348 in notes at a stated 8.0% rate per annum and have a final maturity date of
December 2025. Deferred interest and principal payments are due in three payments in December 2024, June 2025, and December 2025. During the six
months ended June 30, 2024, the Group incurred $556 in interest related to the Oaktree Seller’s Note. The fair value of the Oaktree Seller’s Note approximates the carrying value as of June 30, 2024.
The Oaktree Seller’s Note contains certain customary representations and warranties and affirmative and negative covenants. As of June 30, 2024, the
Group was in compliance with all covenants for the Oaktree Seller’s Note.
Refer to Note 4 for additional information regarding the Oaktree transaction.
Debt Covenants
ABS I, II, IV, VI and VIII Notes (Collectively, the “ABS Notes”), ABS Warehouse Facility and Term Loan I
The ABS Notes, ABS Warehouse Facility and Term Loan I are subject to a series of covenants and restrictions customary for transactions of this type, including (i) that the Issuer maintains specified reserve accounts to be used to make required interest payments in respect of the ABS Notes, ABS
Warehouse Facility and Term Loan I, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, including specified make-whole payments in the case of the ABS Notes, ABS Warehouse Facility and Term Loan I under certain circumstances, (iii)
certain indemnification payments in the event, among other things, that the assets pledged as collateral for the ABS Notes, ABS Warehouse Facility and
Term Loan I are used in stated ways defective or ineffective, (iv) covenants related to recordkeeping, access to information and similar matters, and (v)
the Issuer will comply with all laws and regulations which it is subject to including ERISA, Environmental Laws, and the USA Patriot Act (ABS IV only).
The ABS Notes, ABS Warehouse Facility and Term Loan I are also subject to customary accelerated amortization events provided for in the indenture, including events tied to failure to maintain stated debt service coverage ratios, failure to maintain certain production metrics, certain change of control and management termination events, and the failure to repay or refinance the ABS Notes, ABS Warehouse Facility and Term Loan I on the applicable scheduled maturity date.
The ABS Notes, ABS Warehouse Facility and Term Loan I are subject to certain customary events of default, including events relating to non-payment of required interest, principal, or other amounts due on or with respect to the ABS Notes, ABS Warehouse Facility and Term Loan I, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties, failure of security interests to be effective and certain judgments.
As of June 30, 2024, the Group was in compliance with all financial covenants for the ABS Notes, ABS Warehouse Facility and Term Loan I.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Sustainability-Linked Borrowings
Credit Facility
The Credit Facility contains three SPTs which, depending on the Group’s performance thereof, may result in adjustments to the applicable margin with respect to borrowings thereunder:
•GHG Emissions Intensity: The Group’s consolidated Scope 1 emissions and Scope 2 emissions, each measured as MT CO2e per MMcfe;
•Asset Retirement Performance: The number of wells the Group successfully retires during any fiscal year; and
•TRIR Performance: The arithmetic average of the two preceding fiscal years and current period total recordable injury rate computed as the Total
Number of Recordable Cases (as defined by the Occupational Safety and Health Administration) multiplied by 200,000 and then divided by total hours worked by all employees during any fiscal year.
The goals set by the Credit Facility for each of these categories are aspirational and represent higher thresholds than the Group has publicly set for itself. The economic repercussions of achieving or failing to achieve these thresholds, however, are relatively minor, ranging from subtracting five basis points to adding five basis points to the applicable margin level in any given fiscal year.
An independent third-party assurance provider will be required to certify the Group’s performance of the SPTs.
ABS IV
In connection with the issuance of the ABS IV Notes, the Group retained an independent international provider of sustainability research and services to provide and maintain a “sustainability score” with respect to Diversified Energy Company PLC and to the extent such score is below a minimum threshold established at the time of issue of the ABS IV Notes, the interest payable with respect to the subsequent interest accrual period will increase by five basis points. This score is not dependent on the Group meeting or exceeding any sustainability performance metrics but rather an overall assessment of the Group’s corporate sustainability profile. Further, this score is not dependent on the use of proceeds of the ABS IV Notes and there were no such restrictions on the use of proceeds other than pursuant to the terms of the Group’s Credit Facility. The Group informs the ABS IV note holders in monthly note holder statements as to any change in interest rate payable on the ABS IV Notes as a result of the change in this sustainability score.
ABS VI & ABS VIII
In addition, a “second party opinion provider” certified the terms of the ABS VI & ABS VIII Notes as being aligned with the framework for sustainability-
linked bonds of the International Capital Markets Association (“ICMA”), applicable to bond instruments for which the financial and/or structural characteristics vary depending on whether predefined sustainability objectives, or SPTs, are achieved. The framework has five key components (1) the selection of key performance indicators (“KPIs”), (2) the calibration of SPTs, (3) variation of bond characteristics depending on whether the KPIs meet the SPTs, (4) regular reporting of the status of the KPIs and whether SPTs have been met and (5) independent verification of SPT performance by an external reviewer such as an auditor or environmental consultant. Unlike the ICMA’s framework for green bonds, its framework for sustainability-linked bonds do not require a specific use of proceeds.
The ABS VI & ABS VIII Notes contain two SPTs. The Group must achieve, and have certified by May 28, 2027 for the ABS VI Notes and December 31,
2029 for the ABS VIII Notes (1) a reduction in Scope 1 and Scope 2 GHG emissions intensity to 2.85 MT CO2e/MMcfe for the ABS VI Notes and 2.73 MT
CO2e/MMcfe or the ABS VIII Notes, and/or (2) a reduction in Scope 1 methane emissions intensity to 1.12 MT CO2e/MMcfe for the ABS VI Notes and
0.75 MT CO2e/MMcfe for the ABS VIII Notes. For each of these SPTs that the Group fails to meet, or have certified by an external verifier that it has met, by May 28, 2027 for the ABS VI Notes and December 31, 2029 for the ABS VIII Notes, the interest rate payable with respect to the ABS VI & ABS
VIII Notes will be increased by 25 basis points. In each case, an independent third-party assurance provider will be required to certify the Group’s performance of the above SPTs by the applicable deadlines.
Compliance
As of June 30, 2024, the Group met or was in compliance with all sustainability-linked debt metrics.
Future Maturities
The following table provides a reconciliation of the Group’s future maturities of its total borrowings as of the reporting date as follows:

	June 30, 2024	December 31, 2023
Not later than one year	$211,574	$200,822
Later than one year and not later than five years	890,810	864,264
Later than five years	601,111	259,762
Total borrowings	$1,703,495	$1,324,848

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Finance Costs
The following table represents the Group’s finance costs for each of the periods presented:

	Six Months Ended		Year Ended
	June 30, 2024	June 30, 2023	December 31, 2023
Interest expense, net of capitalized and income amounts(a)	$52,494	$58,768	$117,808
Amortization of discount and deferred finance costs	8,087	8,968	16,358
Total finance costs	$60,581	$67,736	$134,166
Loss on early retirement of debt(b)	$10,649	$—	$—
(a)Includes payments related to borrowings and leases.
(b)In May 2024, the Group used proceeds from the ABS VIII Notes to repay the outstanding principal of the ABS III & V notes, thereby retiring the ABS III & V notes from the Group’s outstanding debt and resulting in a loss on the early retirement of debt of $10,649. Diversified ABS III LLC & Diversified ABS V LLC were concurrently dissolved. The ABS VIII Notes are secured by the collateral previously securing the ABS III & V notes.
Financing Activities
Reconciliation of borrowings arising from financing activities:

	Six Months Ended		Year Ended
	June 30, 2024	June 30, 2023	December 31, 2023
Balance at beginning of period	$1,276,627	$1,440,329	$1,440,329
Acquired as part of an acquisition	215,924	—	—
Sale of equity interest	—	—	(154,966)
Proceeds from borrowings	1,238,348	840,230	1,537,230
Repayments of borrowings	(1,076,897)	(782,990)	(1,547,912)
Costs incurred to secure financing	(13,988)	(1,730)	(13,776)
Amortization of discount and deferred financing costs	8,087	8,968	16,358
Cash paid for interest	(47,632)	(60,215)	(116,784)
Finance costs and other	54,091	60,017	116,148
Balance at end of period	$1,654,560	$1,504,609	$1,276,627
Note 13 - Fair Value & Financial Instruments
(Amounts in thousands, except per share and per unit data)
Fair Value
The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Group utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. IFRS 13, Fair Value Measurement (“IFRS 13”) establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is defined as follows:

Level 1:	Inputs are unadjusted, quoted prices in active markets for identical assets at the measurement date.
Level 2:
Inputs (other than quoted prices included in Level 1 can include the following):
(1)Observable prices in active markets for similar assets;
(2)Prices for identical assets in markets that are not active;
(3)Directly observable market inputs for substantially the full term of the asset; and
(4)Market inputs that are not directly observable but are derived from or corroborated by observable market data.

Level 3:	Unobservable inputs which reflect the Directors’ best estimates of what market participants would use in pricing the asset at the measurement date.
Financial Instruments
Working Capital
The carrying values of cash and cash equivalents, trade receivables, other current assets, accounts payable and other current liabilities in the
Consolidated Statement of Financial Position approximate fair value because of their short-term nature. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, Financial Instruments (“IFRS 9”), which requires expected lifetime losses to be recognized from initial recognition of the receivables. Financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
For borrowings, derivative financial instruments, and leases the following methods and assumptions were used to estimate fair value:
Borrowings
The fair values of the Group’s ABS Notes and Term Loan I are considered to be a Level 2 measurement on the fair value hierarchy. The carrying values of the borrowings under the Group's Credit Facility (to the extent utilized) approximates fair value because the interest rate is variable and reflective of market rates. The Group considers the fair value of its Credit Facility to be a Level 2 measurement on the fair value hierarchy.
Leases
The Group initially measures the lease liability at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease. When this rate cannot be readily determined, the Group uses its incremental borrowing rate.
Derivative Financial Instruments
The Group measures the fair value of its derivative financial instruments based upon a pricing model that utilizes market-based inputs, including, but not limited to, the contractual price of the underlying position, current market prices, natural gas and liquids forward curves, discount rates such as the U.S.
Treasury yields, SOFR curve, and volatility factors.
The Group has classified its derivative financial instruments into the fair value hierarchy depending upon the data utilized to determine their fair values.
The Group’s fixed price swaps (Level 2) are estimated using third-party discounted cash flow calculations using the NYMEX futures index for natural gas and oil derivatives and OPIS for NGLs derivatives. The Group utilizes discounted cash flow models for valuing its interest rate derivatives (Level 2). The net derivative values attributable to the Group’s interest rate derivative contracts as of June 30, 2024 are based on (i) the contracted notional amounts,
(ii) active market-quoted SOFR yield curves and (iii) the applicable credit-adjusted risk-free rate yield curve.
The Group’s call options, put options, collars and swaptions (Level 2) are valued using the Black-Scholes model, an industry standard option valuation model that takes into account inputs such as contract terms, including maturity, and market parameters, including assumptions of the NYMEX and OPIS futures index, interest rates, volatility and credit worthiness. Inputs to the Black-Scholes model, including the volatility input are obtained from a third-
party pricing source, with independent verification of the most significant inputs on a monthly basis. A change in volatility would result in a change in fair value measurement, respectively.
The Group’s basis swaps (Level 2) are estimated using third-party calculations based upon forward commodity price curves.
There were no transfers between fair value levels for the six months ended June 30, 2024.
The following table includes the fair value of the Group's financial instruments as of the periods presented:

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$3,483	$3,753
Trade receivables, net	180,017	190,207
Other non-current assets	13,637	9,172
Other non-current liabilities(a)	(4,491)	(1,946)
Other current liabilities(b)	(224,651)	(272,101)
Derivative financial instruments at fair value	(601,436)	(557,460)
Leases	(43,021)	(31,122)
Borrowings	(1,703,495)	(1,324,848)
Total	$(2,379,957)	$(1,984,345)
(a)Excludes $278 for the long-term portion of the value associated with the upfront promote received from Oaktree as of December 31, 2023.
(b)Includes accrued expenses, net revenue clearing and revenue to be distributed. Excludes asset retirement obligations.
Note 14 - Commitments & Contingencies
(Amounts in thousands, except per share and per unit data)
Litigation & Regulatory Proceedings
The Group is involved in various pending legal issues that have arisen in the ordinary course of business. The Group accrues for litigation, claims and proceedings when a liability is both probable and the amount can be reasonably estimated. As of June 30, 2024, the Group did not have any material amounts accrued related to litigation or regulatory matters. For any matters not accrued for, it is not possible to estimate the amount of any additional loss, or range of loss that is reasonably possible, but, based on the nature of the claims, management believes that current litigation, claims and proceedings are not, individually or in aggregate, after considering insurance coverage and indemnification, likely to have a material adverse impact on the Group’s financial position, results of operations or cash flows.
The Group has no other contingent liabilities that would have a material impact on its financial position, results of operations or cash flows.
Environmental Matters
The Group’s operations are subject to environmental regulation in all the jurisdictions in which it operates, and it was in compliance as of June 30, 2024.
The Group is unable to predict the effect of additional environmental laws and regulations which may be adopted in the future, including whether any such laws or regulations would adversely affect its operations. The Group can offer no assurance regarding the significance or cost of compliance associated with any such new environmental legislation once implemented.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Financial Statements
Note 15 - Related Party Transactions
(Amounts in thousands, except per share and per unit data)
The Group had no related party activity in 2024 or 2023.
Note 16 - Subsequent Events
(Amounts in thousands, except per share and per unit data)
The Group determined the need to disclose the following material transactions that occurred subsequent to June 30, 2024, which have been described within each relevant footnote as follows:

Description	Footnote
Acquisitions & Divestitures	Note 4
Dividends	Note 10

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Additional Information
Additional Information
Alternative Performance Measures
(Amounts in thousands, except per share and per unit data)
We use APMs to improve the comparability of information between reporting periods and to more accurately evaluate cash flows, either by adjusting for uncontrollable or transactional factors that are not comparable period-over-period, or by aggregating measures, to aid the users of this Interim Report in understanding the activity taking place across the Group. APMs are used by the Directors for planning and reporting and should not be considered an
IFRS replacement. The measures are also used in discussions with the investment analyst community and credit rating agencies.
Adjusted EBITDA
As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. Adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, gain on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature.
Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing and financing activities. However, we believe such measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility financial covenants; and
(4) is used by us as a performance measure in determining executive compensation. When evaluating this measure, we believe investors also commonly find it useful to evaluate this metric as a percentage of our total revenue, inclusive of settled hedges, producing what we refer to as our adjusted
EBITDA margin.

	Six Months Ended
	June 30, 2024	June 30, 2023	December 31, 2023
Net income (loss)	$15,745	$630,932	$128,769
Finance costs	60,581	67,736	66,430
Accretion of asset retirement obligations	14,667	13,991	12,935
Other (income) expense(a)	(755)	(327)	(58)
Income tax (benefit) expense	(97,997)	197,324	43,319
Depreciation, depletion and amortization	119,220	115,036	109,510
(Gain) loss on fair value adjustments of unsettled financial instruments	80,117	(760,933)	(144,762)
(Gain) loss on natural gas and oil property and equipment(b)	249	(899)	919
(Gain) loss on sale of equity interest	—	—	(18,440)
Unrealized (gain) loss on investment	(2,433)	—	(4,610)
Impairment of proved properties(c)	—	—	41,616
Costs associated with acquisitions	3,724	8,866	7,909
Other adjusting costs(d)	10,451	3,376	14,418
Loss on early retirement of debt	10,649	—	—
Non-cash equity compensation	3,669	4,417	2,077
(Gain) loss on foreign currency hedge	—	521	—
(Gain) loss on interest rate swap	(100)	2,824	(102)
Total adjustments	$202,042	$(348,068)	$131,161
Adjusted EBITDA	$217,787	$282,864	$259,930
(a)Excludes $0.5 million in dividend distributions received for our investment in DP Lion Equity Holdco during the six months ended June 30, 2024.
(b)Excludes $7.5 million, $6.8 million and $17.3 million in proceeds received for leasehold sales during the six months ended June 30, 2024, June 30, 2023 and December
31, 2023.
(c)For the year ended December 31, 2023, the Group determined the carrying amounts of certain proved properties within two fields were not recoverable from future cash flows, and therefore, were impaired.
(d)Other adjusting costs for the six months ended June 30, 2024 primarily consisted of expenses associated with an unused firm transportation agreement and legal and professional fees. Other adjusting costs for the six months ended June 30, 2023 primarily consisted of expenses associated with an unused firm transportation agreement and legal and professional fees related to internal audit and financial reporting. Other adjusting costs for the six months ended December 31, 2023 primarily consisted of legal and professional fees related to the U.S. listing, legal fees for certain litigation, and expenses associated with unused firm transportation agreements.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Additional Information
Net Debt
As used herein, net debt represents total debt as recognized on the balance sheet less cash and restricted cash. Total debt includes our borrowings under the Credit Facility and borrowings under or issuances of, as applicable, our subsidiaries’ securitization facilities. We believe net debt is a useful indicator of our leverage and capital structure.
Net Debt-to-Adjusted EBITDA
As used herein, net debt-to-adjusted EBITDA, or “leverage” or “leverage ratio,” is measured as net debt divided by adjusted EBITDA. We believe that this metric is a key measure of our financial liquidity and flexibility and is used in the calculation of a key metric in one of our Credit Facility financial covenants.

	As of
	June 30, 2024	June 30, 2023	December 31, 2023
Credit Facility	$268,000	$265,000	$159,000
ABS I Notes	90,847	111,007	100,898
ABS II Notes	114,945	136,550	125,922
ABS III Notes	—	295,151	274,710
ABS IV Notes	88,418	113,609	99,951
ABS V Notes	—	329,381	290,913
ABS VI Notes(a)	273,805	183,758	159,357
ABS VIII Notes	607,740	—	—
ABS Warehouse Facility	71,000	—	—
Term Loan I	98,023	112,433	106,470
Deferred consideration and miscellaneous(b)	90,717	8,319	7,627
Total debt	$1,703,495	$1,555,208	$1,324,848
LESS: Cash and cash equivalents	3,483	4,208	3,753
LESS: Restricted cash(c)	54,976	41,188	36,252
Net debt	$1,645,036	$1,509,812	$1,284,843
Adjusted EBITDA	$217,787	$282,864	$259,930
Pro forma TTM adjusted EBITDA(d)	$584,261	$633,875	$549,258
Net debt-to-pro forma TTM adjusted EBITDA(e)	2.8x	2.4x	2.3x
(a)Includes $133 million for the assumption of Oaktree’s proportionate share of the ABS VI debt as part of the Oaktree transaction as of June 30, 2024. Refer to Note 4 in the Notes to the Interim Condensed Consolidated Financial Statements for additional information regarding the Oaktree transaction.
(b)Includes $83 million in notes payable issued as part of the consideration in the Oaktree transaction as of June 30, 2024. Refer to Note 4 in the Notes to the Interim
Condensed Consolidated Financial Statements for additional information regarding the Oaktree transaction.
(c)Includes $28 million and $3 million in restricted cash attributable to the ABS VIII Notes and ABS Warehouse Facility, respectively, offset by $7 million and $8 million attributable to the retirement of the ABS III Notes and ABS V Notes, respectively.
(d)Pro forma TTM adjusted EBITDA includes adjustments for the trailing twelve months ended June 30, 2024 for the Oaktree transaction to pro forma its results for a full twelve months of operations. Similar adjustments were made for the trailing twelve months ended June 30, 2023 for the Tanos II and ConocoPhillips acquisitions as well as in the trailing twelve months ended December 31, 2023 for the Tanos II Acquisition.
(e)Does not include adjustments for working capital which are often customary in the market.
Total Revenue, Inclusive of Settled Hedges
As used herein, total revenue, inclusive of settled hedges, includes the impact of derivatives settled in cash. We believe that total revenue, inclusive of settled hedges, is useful because it enables investors to discern our realized revenue after adjusting for the settlement of derivative contracts.
Adjusted EBITDA Margin
As used herein, adjusted EBITDA margin is measured as adjusted EBITDA, as a percentage of total revenue, inclusive of settled hedges. Adjusted
EBITDA margin includes the direct operating cost and the portion of general and administrative cost it takes to produce each Mcfe. This metric includes operating expense, employees, administrative costs and professional services and recurring allowance for credit losses, which include fixed and variable costs components. We believe that adjusted EBITDA margin is a useful measure of our profitability and efficiency as well as our earnings quality because it measures the Group on a more comparable basis period-over-period, given we are often involved in transactions that are not comparable between periods.

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Additional Information

	Six Months Ended
	June 30, 2024	June 30, 2023	December 31, 2023
Total revenue	$368,674	$487,305	$380,958
Net gain (loss) on commodity derivative instruments(a)	77,749	54,525	123,539
Total revenue, inclusive of settled hedges	$446,423	$541,830	$504,497
Adjusted EBITDA	$217,787	$282,864	$259,930
Adjusted EBITDA margin	49%	52%	52%
(a)Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.
Free Cash Flow
As used herein, free cash flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest. We believe that free cash flow is a useful indicator of our ability to generate cash that is available for activities other than capital expenditures. The Directors believe that free cash flow provides investors with an important perspective on the cash available to service debt obligations, make strategic acquisitions and investments and pay dividends.

	Six Months Ended
	June 30, 2024	June 30, 2023	December 31, 2023
Net cash provided by operating activities	$160,810	$172,566	$237,566
LESS: Expenditures on natural gas and oil properties and equipment	(20,848)	(32,332)	(41,920)
LESS: Cash paid for interest	(47,632)	(60,215)	(56,569)
Free cash flow	$92,330	$80,019	$139,077
Adjusted Operating Cost per Mcfe
Adjusted operating cost per Mcfe is a metric that allows us to measure the direct operating cost and the portion of general and administrative cost it takes to produce each Mcfe. This metric, similar to adjusted EBITDA margin, includes operating expense employees, administrative costs and professional services and recurring allowance for credit losses, which include fixed and variable cost components.
Employees, Administrative Costs & Professional Services
As used herein, employees, administrative costs and professional services represents total administrative expenses excluding costs associated with acquisitions, other adjusting costs and non-cash expenses. We use employees, administrative costs and professional services because this measure excludes items that affect the comparability of results or that are not indicative of trends in the ongoing business.

	Six Months Ended
	June 30, 2024	June 30, 2023	December 31, 2023
Total production (Mcfe)	135,763	154,182	145,450
Total operating expense	$196,112	$227,299	$213,263
Employees, administrative costs & professional services	40,482	38,497	40,162
Recurring allowance for credit losses	—	—	8,478
Adjusted operating cost	$236,594	$265,796	$261,903
Adjusted operating cost per Mcfe	$1.74	$1.72	$1.80

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Additional Information
Glossary of Terms

£	British pound sterling
$	U.S. dollar
ABS	Asset-Backed Security
Adjusted EBITDA	Adjusted EBITDA is an APM. Please refer to the APMs section in Additional Information in this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
Adjusted EBITDA margin	Adjusted EBITDA margin is an APM. Please refer to the APMs section in Additional Information in this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
Adjusted operating cost
Adjusted operating cost is an APM. Please refer to the APMs section in Additional Information within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.

Adjusted operating cost per Mcfe
Adjusted operating cost per Mcfe is an APM. Please refer to the APMs section in Additional Information within this Interim
Report for information on how this metric is calculated and reconciled to IFRS measures.

AIM	Alternative Investment Market
APM	Alternative Performance Measure
Bbl	Barrel or barrels of oil or natural gas liquids
Bcfe	Billions of cubic fee equivalent
Board or BOD	Board of Directors
Boe
Barrel of oil equivalent, determined by using the ratio of one Bbl of oil or NGLs to six Mcf of natural gas. The ratio of one barrel of oil or NGLs to six Mcf of natural gas is commonly used in the industry and represents the approximate energy equivalence of oil or NGLs to natural gas, and does not represent the economic equivalency of oil and NGLs to natural gas.
The sales price of a barrel of oil or NGLs is considerably higher than the sales price of six Mcf of natural gas.

Boepd	Barrels of oil equivalent per day
Btu	A British thermal unit, which is a measure of the amount of energy required to raise the temperature of one pound of water one degree Fahrenheit.
CO2	Carbon dioxide
CO2e	CO2 equivalent
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COO	Chief Operating Officer
DD&A	Depreciation, depletion and amortization
E&P	Exploration and production
EBITDA	Earnings before interest, tax, depreciation and amortization
EBITDAX	Earnings before interest, tax, depreciation, amortization and exploration expense
Employees, administrative costs and professional services
Employees, administrative costs and professional services is an APM. Please refer to the APMs section in Additional
Information within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.

EPA	Environmental Protection Agency
EPS	Earnings per share
ERM	Enterprise Risk Management
EU	European Union
Free cash flow	Free cash flow is an APM. Please refer to the APMs section in Additional Information within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
FTSE	Financial Times Stock Exchange
G&A	General and administrative expense
GBP	British pound sterling
Henry Hub	A natural gas pipeline delivery point that serves as the benchmark natural gas price underlying NYMEX natural gas futures contracts.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IPO	Initial public offering
IFRS	International Financial Reporting Standards

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Table of Contents	Diversified Energy Company PLC Interim Report 2024	Additional Information

KWh	Kilowatt hour
LIBOR	London Inter-bank Offered Rate
LOE	Lease operating expense is defined as the sum of employee and benefit expenses, well operating expense (net), automobile expense and insurance cost.
LSE	London Stock Exchange
M&A	Mergers and acquisitions
MBbls	Thousand barrels
MBoe	Thousand barrels of oil equivalent
MBoepd	MBoe per day
Mcf	Thousand cubic feet of natural gas
Mcfe	Mcf equivalent
Mcfepd	Mcfe per day
Midstream	Midstream activities include the processing, storing, transporting and marketing of natural gas, NGLs and oil.
MMBoe	Million barrels of oil equivalent
MMBtu	Million British thermal units
MMcf	Million cubic feet of natural gas
MMcfe	Million cubic feet of natural gas equivalent
Mont Belvieu	A mature trading hub with a high level of liquidity and transparency that sets spot and futures prices for NGLs.
Net debt	Net debt is an APM. Please refer to the APMs section in Additional Information within this Interim Report for information on how this metric is calculated and reconciled to IFRS measures.
Net debt-to-pro forma TTM adjusted EBITDA
Net debt-to-pro forma TTM adjusted EBITDA, or “leverage” or “leverage ratio”, is an APM. Please refer to the APMs section in Additional Information within this Interim Report for information on how this metric is calculated and reconciled to
IFRS measures.

NGLs	Natural gas liquids, such as ethane, propane, butane and natural gasoline that are extracted from natural gas production streams.
NYMEX	New York Mercantile Exchange
Oil	Includes crude oil and condensate
Pro forma TTM adjusted EBITDA
Pro forma TTM adjusted EBITDA is an APM. Please refer to the APMs section in Additional Information within this Interim
Report for information on how this metric is calculated and reconciled to IFRS measures.

PSU	Performance stock unit
Realized price	The cash market price less all expected quality, transportation and demand adjustments.
RSU	Restricted stock unit
SOFR	Secured Overnight Financing Rate
TRIR	Total recordable incident rate (“TRIR”) is the number of work-related injuries per 200,000 work hours.
Total revenue, inclusive of settled hedges
Total revenue, inclusive of settled hedges, is an APM. Please refer to the APMs section in Additional Information within this
Interim Report for information on how this metric is calculated and reconciled to IFRS measures.

TSR	Total Shareholder Return
TTM	Trailing twelve months
UK	United Kingdom
U.S.	United States
USD	U.S. dollar
WTI	West Texas Intermediate grade crude oil, used as a pricing benchmark for sales contracts and NYMEX oil futures contracts.